    As filed with the Securities and Exchange Commission on September 2, 1999
                            Registration No. 333-[ ]



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------
                                    Form S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                       ----------------------------------
                              Capitol Bancorp Ltd.
             (Exact name of registrant as specified in its charter)

MICHIGAN                                               38-2761672
(STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)


                    200 Washington Square North, Fourth Floor
                             Lansing, Michigan 48933
                                 (517) 487-6555

                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)

                                 Joseph D. Reid
                    200 Washington Square North, Fourth Floor
                             Lansing, Michigan 48933
                                 (517) 487-6555

          (Name and address, including zip code, and telephone number, including area code, of agent for service)
                           ---------------------------
                                    Copy to:

                                   John Sharp
                     Strobl Cunningham Caretti & Sharp, P.C.
                        300 E. Long Lake Road, Suite 200
                           Bloomfield Hills, MI 48304
                                 (248) 540-2300


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.[_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]


                                           CALCULATION OF REGISTRATION FEE

       Title Of Each            Amount To Be          Proposed Maximum           Proposed Maximum          Amount Of
 Class Of Securities Being     Registered (1)          Offering Price           Aggregate Offering      Registration Fee
        Registered                                     Per Share (2)                Price (2)
---------------------------- -------------------- ------------------------- --------------------------- -----------------
Common stock (no par value)        227,782                $12.844                   $2,925,657              $814.00
---------------------------- -------------------- ------------------------- --------------------------- -----------------



(1) Based on 136,164 shares of common stock, $10.64 par value, of Macomb Community Bank, which is the maximum number of shares of Macomb common stock (excluding shares held by Capitol) that may be outstanding immediately prior to the consummation of the exchange transaction, assuming exercise of all outstanding options to purchase shares of Macomb common stock. Based also on an assumed exchange ratio of 1.67285 shares of Capitol common stock for each share of Macomb common stock.

(2) Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, the registration fee has been calculated based on a price of $12.844 per share of Capitol common stock (the average of the high and low price per share of common stock of Capitol as reported on the Nasdaq National Market on August 30, 1999), and the maximum number of shares of Capitol common stock that may be issued in the consummation of the exchange transaction contemplated.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                           PROXY STATEMENT/PROSPECTUS
                         PROPOSED PLAN OF SHARE EXCHANGE

     The Board of Directors of Macomb Community Bank has approved a Plan of Share Exchange that contemplates the exchange of the shares of Macomb common stock held by all shareholders other than Capitol Bancorp Ltd. Capitol currently holds 51% of Macomb's common stock. As a result of the exchange, Macomb will become a wholly-owned subsidiary of Capitol.

     If the exchange is approved, each share of Macomb common stock will be converted into the right to receive Capitol common stock according to an exchange ratio. The exchange ratio is calculated by dividing one and one-half times the adjusted pro forma net book value per share of Macomb common stock as of September 17, 1999 by the average price at closing of Capitol common stock on the business days within the twenty-two (22) trading day period ending on September 17, 1999.

     Capitol estimates that Capitol will issue approximately 225,000 shares of Capitol common stock to Macomb shareholders in the exchange. Those shares will represent less than five percent of the outstanding Capitol common stock after the exchange. Capitol's common stock trades on the Nasdaq National Market System under the symbol "CBCL."

     Macomb's Board of Directors has scheduled a special meeting of Macomb shareholders to vote on the Plan of Share Exchange. The attached proxy statement/prospectus includes detailed information about the time, date and place of the special shareholders meeting.

     This document gives you detailed information about the meeting and the proposed exchange. You are encouraged to read this document carefully. IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE EXCHANGE OF YOUR MACOMB COMMON STOCK FOR CAPITOL'S COMMON STOCK.




--------------------------------------------------------------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

     This proxy statement/prospectus is dated September 2, 1999, and is first being mailed to shareholders of Macomb on or about September 15, 1999.

                                  [MACOMB LOGO]

                                -----------------


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        To Be Held On September 28, 1999




To the Shareholders of Macomb Community Bank:

     A special meeting of the shareholders of Macomb Community Bank will be held at Macomb Community Bank at 16000 Hall Road, Ste. 102, Clinton Twp., Michigan 48038 on September 28, 1999, at 9:00 a.m., local time, for the following purposes:

     1. To consider and vote on a proposal to adopt and approve a Plan of Share Exchange, dated as of September 30, 1999, between Capitol Bancorp Ltd. and Macomb Community Bank under which all shareholders of Macomb (other than Capitol) will exchange their stock in Macomb for stock in Capitol, according to an exchange ratio, as described in the attached proxy statement/prospectus. A copy of the Plan of Share Exchange is attached to the proxy statement/prospectus as Annex A.

     2. To act on any other matters that may properly be brought before the special shareholders meeting or any adjournment or postponement.

     Only shareholders of record at the close of business on August 31, 1999 are entitled to notice of, and to vote at, the meeting or any adjournment or postponement.

     You are cordially invited to attend the special meeting of Macomb's shareholders. Whether or not you plan to attend, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope.

     If you attend the special shareholders meeting, you may vote your shares in person even if you have previously submitted a proxy.

By Order of the Board of Directors,

/s/ Stephen Tarczy
President and Chief Executive Officer

TABLE OF CONTENTS

SUMMARY...................................................................................................       10

         Reasons for the Exchange. .......................................................................       10
         The Special Shareholders Meeting.................................................................       10
         Recommendation to Shareholders...................................................................       10
         Votes Required...................................................................................       10
         Record Date; Voting Power........................................................................       11
         What Shareholders will Receive in the Exchange...................................................       11
         Accounting Treatment.............................................................................       12
         Tax Consequences of the Exchange to Macomb Shareholders..........................................       12
         Dissenters' Rights...............................................................................       12
         Opinion of Financial Advisor.....................................................................       12
         The Plan of Share Exchange.......................................................................       12
         Termination of the Exchange......................................................................       12
         Your Rights as a Shareholder Will Change.........................................................       13

SELECTED CONSOLIDATED FINANCIAL DATA......................................................................       14

RISK FACTORS..............................................................................................       16

RECENT DEVELOPMENTS.......................................................................................       21

CAPITALIZATION............................................................................................       23

DIVIDENDS AND MARKET FOR COMMON STOCK.....................................................................       24

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS................................................       25

INFORMATION ABOUT CAPITOL.................................................................................       26

INFORMATION ABOUT MACOMB..................................................................................       26

THE EXCHANGE..............................................................................................       28
         General..........................................................................................       28
         Background of the Exchange.......................................................................       28
         Macomb's Reasons for the Exchange................................................................       29
         Capitol's Reasons for the Exchange...............................................................       29
         Terms of Exchange................................................................................       29
         Macomb Board Recommendation......................................................................       30
         Accounting Treatment.............................................................................       30
         Pro Forma Data...................................................................................       30
         Material Federal Income Tax Consequences.........................................................       30
         Regulatory Matters...............................................................................       32
         Dissenters' Rights...............................................................................       32
         Federal Securities Laws Consequences; Stock Transfer Restrictions................................       32


OPINION OF FINANCIAL ADVISOR..............................................................................       33

THE CLOSING...............................................................................................       34
         Effective Time...................................................................................       34
         Shares Held by Capitol...........................................................................       34
         Procedures for Surrender of Certificates; Fractional Shares......................................       34
         Stock Option Plans and Employee Stock Purchase Program...........................................       35
         Fees and Expenses................................................................................       35
         Nasdaq Stock Market Listing......................................................................       35
         Amendment and Termination........................................................................       35

THE SPECIAL SHAREHOLDERS MEETING..........................................................................       36
         Date, Time and Place.............................................................................       36
         Matters to be Considered at the Special Shareholders Meeting.....................................       36
         Record Date; Stock Entitled to Vote; Quorum......................................................       36
         Votes Required...................................................................................       36
         Share Ownership of Management....................................................................       36
         Voting of Proxies................................................................................       37
         General Information..............................................................................       37
         Solicitation of Proxies; Expenses................................................................       37


COMPARISON OF SHAREHOLDER RIGHTS..........................................................................       38

DESCRIPTION OF CAPITAL STOCK OF CAPITOL...................................................................       40
         Rights of Common Stock...........................................................................       40
         Shares Available for Issuance....................................................................       41
         Capitol's Preferred Securities...................................................................       41
         Anti-Takeover Provisions.........................................................................       41

WHERE YOU CAN FIND MORE INFORMATION.......................................................................       43

LEGAL MATTERS.............................................................................................       44

EXPERTS...................................................................................................       44

LIST OF ANNEXES

         ANNEX  A     Plan of Share Exchange..............................................................      A-1
         ANNEX  B     Opinion of Financial Advisor........................................................      B-1
         ANNEX  C     Tax Opinion of Strobl Cunningham Caretti & Sharp, P.C...............................      C-1
         ANNEX  D     Financial Information Regarding Macomb Community Bank...............................      D-1
         ANNEX  E     Financial and Other Information Regarding Capitol Bancorp Ltd.......................      E-1

                                   ANSWERS TO
                           FREQUENTLY ASKED QUESTIONS


Q:   Why am I receiving these materials?

A: Macomb's Board of Directors has approved the exchange of the 49% of Macomb's common stock not owned by Capitol for shares of common stock of Capitol. The exchange requires the approval of Macomb's shareholders. Macomb is sending you these materials to help you decide whether to approve the exchange.

Q:   What will I receive in the exchange?

A: You will receive shares of Capitol common stock, which are publicly traded on the National Market System of the Nasdaq Stock Market, Inc. under the symbol "CBCL."

Q:   What do I need to do now?

A: After you have carefully read this document, indicate on the enclosed proxy card how you want to vote. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible. You should indicate your vote now even if you expect to attend the special shareholders meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy right up to the day of the special shareholders meeting and will ensure that your shares are voted if you later find you cannot attend the special shareholders meeting.

Q:   What do I do if I want to change my vote?

A:   You may change your vote:

     . by sending a written notice to the President of Macomb prior to the special shareholders meeting stating that you would like to revoke your proxy;

     . by signing a later-dated proxy card and returning it by mail prior to the special shareholders meeting, no later than September 21, 1999; or

     .    by attending the special shareholders meeting and voting in person.

Q:   What vote is required to approve the exchange?

A: In order to complete the exchange, holders of a majority of the shares of Macomb common stock (other than Capitol) must approve the Plan of Share Exchange. If you do not vote your Macomb shares, the effect will be a vote against the Plan of Share Exchange.

Q:   Should I send in my stock certificates at this time?

A: No. After the exchange is approved, Capitol or Capitol's stock transfer agent will send Macomb shareholders written instructions for exchanging their stock certificates.

Q:   When do you expect to complete the exchange?

A: As quickly as possible after September 30, 1999. Approval by Macomb's shareholders at the special shareholders meeting must be obtained first. It is anticipated the exchange will be completed by October 31, 1999.

Q:   Where can I find more information about Capitol?

A: This document incorporates important business and financial information about Capitol from documents filed with the SEC that have not been included in or delivered with this document. Capitol will provide you with copies of that information relating to Capitol, without charge, upon written or oral request to:


                              Capitol Bancorp Ltd.
                              200 Washington Square North, Fourth Floor
                              Lansing, Michigan 48933
                              Attention:  General Counsel
                              Telephone Number:  (517) 487-6555


     IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL STOCKHOLDERS MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN SEPTEMBER 21, 1999.

     For more information on the matters incorporated by reference in this document, see "Where You Can Find More Information".

                         WHO CAN ANSWER YOUR QUESTIONS?

              If you have additional questions, you should contact:


                              Macomb Community Bank
                            16000 Hall Rd., Ste. 102
                          Clinton Twp., Michigan 48038
                                 (810) 228-1600
                      Attention: Stephen Tarczy, President

                                       or

                              Capitol Bancorp Ltd.
                    200 Washington Square North, Fourth Floor
                             Lansing, Michigan 48533
                                 (517) 487-6555
                Attention: Cristin Reid English, General Counsel


                   If you would like additional copies of this
                      proxy statement/prospectus you should
                                    contact:
              Capitol Bancorp Ltd. at the address and phone number
                                  above stated

                                     SUMMARY

     This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. To understand the proposed exchange fully and the consequences to you, You should read carefully the entire proxy statement/prospectus and the documents referred to in this document. See "Where You Can Find More Information".

     Capitol Bancorp Ltd. is a bank holding company with headquarters located at 200 Washington Square North, Fourth Floor, Lansing, Michigan 48533. Capitol's telephone number is (517) 487-6555

     Capitol is a uniquely structured affiliation of community banks. It currently has 19 majority-owned bank subsidiaries, including Macomb Community Bank. Each bank is viewed by management as being a separate business from the perspective of monitoring performance and allocation of financial resources. Capitol uses a unique strategy of bank ownership and development through a tiered structure.

     Capitol's operating strategy is to provide transactional, processing and administrative support and mentoring to aid in the effective growth and development of its banks. It provides access to support services and management with significant experience in community banking. These administrative and operational support services do not require a direct interface with the bank customer and therefore can be consolidated more efficiently without affecting the bank customer relationship. Subsidiary banks have full decision-making authority in structuring and approving loans and in the delivery and pricing of other banking services.

     Macomb Community Bank is a commercial bank with its headquarters at 16000 Hall Rd., Ste. 102, Clinton Twp., Michigan 48038. Macomb's telephone number is
(810) 228-1600.

     Macomb is now and has been, since it commenced business, a 51% owned subsidiary of Capitol. Macomb commenced the business of banking on September 18, 1996. Macomb offers a full range of community banking services.

REASONS FOR THE EXCHANGE (PAGE 28)

     It is believed that the exchange will provide you with greater liquidity and flexibility because Capitol's common stock is publicly traded. The exchange will also provide you with greater diversification, since Capitol is active in more than one geographic area and across a broader customer base.

THE SPECIAL SHAREHOLDERS MEETING (PAGE 36)

     The special meeting of Macomb shareholders will be held on September 28, 1999 at 9:00 a.m., local time, at Macomb Community Bank at 16000 Hall Road, Suite 102, Clinton Twp., Michigan 48038. At the special shareholders meeting, you will be asked to approve the Plan of Share Exchange.

RECOMMENDATION TO SHAREHOLDERS (PAGE 30)

     The Macomb board believes that the exchange is fair to you and in the best interests of both you and Macomb and recommends that you vote FOR approval of the share exchange.

VOTES REQUIRED (PAGE 36)


     Approval of the Plan of Share Exchange requires the favorable vote of a majority of the outstanding shares of Macomb common stock excluding the shares held by Capitol. This is more than the vote required by law, but Macomb's board has set the vote requirement to be sure the exchange is what you, the shareholders of

Macomb, want. Capitol holds 51% of the outstanding shares of Macomb common stock. The Board of Directors holds 22.5% of the outstanding shares of Macomb common stock, or 46% of all shares not held by Capitol. A majority of the Board of Directors have agreed to vote their shares FOR approval of the Plan of Share Exchange.

RECORD DATE; VOTING POWER (PAGE 36)

     Macomb shareholders may vote at the special shareholders meeting if they owned shares of common stock at the close of business on August 31, 1999. At the close of business on August 31, 1999, approximately 136,582 shares of Macomb common stock were outstanding (excluding shares held by Capitol). For each share of Macomb common stock that you owned as of the close of business on that date, you will have one vote in the vote of common shareholders at the special shareholders meeting on the proposal to approve the Plan of Share Exchange.

WHAT SHAREHOLDERS WILL RECEIVE IN THE EXCHANGE (PAGE 29)

     In the exchange, each outstanding share of Macomb common stock will be automatically converted into the right to receive Capitol common stock, according to an "exchange ratio". The exchange ratio will be determined by dividing the Macomb Share Value by the Capitol Share Value, where:

          Macomb Share Value. The share value of each share of Macomb common stock shall be determined by multiplying 1.5 times the adjusted pro forma net book value per share of Macomb common stock as of the close of business on Friday, September 17, 1999. The adjusted pro forma net book value per share of Macomb common stock as of the close of business on Friday, September 17, 1999 shall be calculated by (1) adding stockholders' equity as reflected in Macomb's internally prepared financial statements as of August 31, 1999 and Macomb's actual net income for the month of September, 1999, prorated for the first 17 days of the month; (2) subtracting from that sum the principal amounts of Capitol's capital contributions to Macomb during the period from September 18, 1996 to September 17, 1999 (aggregating $2,580,000 through August 30, 1999) for which Capitol did not receive shares of Macomb's common stock and also subtracting an interest factor to impute to Capitol an appropriate return on its capital contributions equivalent to Capitol's interest cost through September 17, 1999; and (3) dividing the remainder reached by the number of shares of Macomb's common stock outstanding as of the close of business on September 17, 1999.

          Capitol Share Value. The share value of each share of Capitol common stock will be the average of the closing prices of Capitol common stock for each business day in the twenty-two (22) trading day period prior to and ending on September 17, 1999, as reported by the NASDAQ Stock Market, Inc.

          Each Macomb shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their Macomb common stock calculated by multiplying the number of shares of Macomb common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

ACCOUNTING TREATMENT (PAGE 30)

     Capitol's acquisition of the minority interest of Macomb will be accounted for under the purchase method of accounting. After the exchange, 100% of Macomb's results from operations will be included in Capitol's income statement, as opposed to 51% as is currently reported, less amortization of goodwill resulting from the exchange.

TAX CONSEQUENCES OF THE EXCHANGE TO MACOMB SHAREHOLDERS (PAGE 30)

     Capitol's tax counsel has rendered its opinion that the exchange should be treated as a reorganization for United States federal income tax purposes. Accordingly, Macomb shareholders generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their Macomb shares for shares of Capitol's common stock in the exchange, except for any gain or loss recognized in connection with the receipt of cash instead of a fractional share of Capitol's common stock. Tax counsel's opinion is attached as Annex C to this proxy statement/prospectus.

     Tax matters are very complicated, and the tax consequences of the exchange to each Macomb shareholder will depend on the facts of that shareholder's situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the exchange to you.

DISSENTERS' RIGHTS (PAGE 32)

     Michigan law provides that if the consideration in a share exchange is shares listed on a national securities exchange or held of record by 2,000 or more persons, the holders of the stock to be exchanged are not entitled to dissenters' rights. Since Capitol's common stock is listed in a national securities exchange, there are no dissenters' rights.

OPINION OF FINANCIAL ADVISOR (PAGE 33)

     Macomb retained JMP Financial, Inc. as its financial advisor and agent in connection with the exchange to render a financial fairness opinion to the Macomb shareholders.

     In deciding to approve the exchange, the Macomb board considered this opinion, which stated that as of its date and subject to the considerations described in it, the consideration to be received in the exchange by holders of Macomb common stock is fair from a financial point of view. The opinion is attached as Annex B to this proxy statement/prospectus.

THE PLAN OF SHARE EXCHANGE (PAGE 28)

     The Plan of Share Exchange is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Plan of Share Exchange because it is the legal document that governs the exchange.

TERMINATION OF THE EXCHANGE

     Macomb and Capitol can jointly agree to terminate the plan of exchange at any time without completing the exchange.

     Macomb can terminate the exchange if a majority of Macomb's shareholders (other than Capitol) fail to approve the exchange at the special shareholders meeting; or a governmental authority prohibits the exchange.

YOUR RIGHTS AS A SHAREHOLDER WILL CHANGE

     Your rights as a Macomb shareholder are determined by Michigan's banking law and by Macomb's articles of incorporation and by-laws. When the exchange is completed, your rights as a Capitol stockholder will be determined by Michigan law relating to business corporations (not the banking law) and by Capitol's articles of incorporation and by-laws. See "Comparison of Shareholders Rights".

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated financial data below summarizes historical consolidated financial information for the periods indicated and should be read in conjunction with the financial statements and other information included in Capitol's Annual Report on Form 10-K for the year ended December 31, 1998, which is attached as part of Annex E to this proxy statement/prospectus. The unaudited consolidated financial data below for the interim periods indicated has been derived from, and should be read in conjunction with, Capitol's Quarterly Report on Form 10-Q for the period ended June 30, 1999, which is attached as part of Annex E in this proxy statement/prospectus. See "Where You Can Find More Information". Interim results for the six months ended June 30, 1999 are not necessarily indicative of results which may be expected in future periods, including the year ending December 31, 1999. BECAUSE OF THE NUMBER OF BANKS ADDED IN 1997 AND 1998, AND BECAUSE OF THE DIFFERING OWNERSHIP PERCENTAGE OF BANKS INCLUDED IN THE CONSOLIDATED AMOUNTS, HISTORICAL OPERATING RESULTS ARE OF LIMITED RELEVANCE IN EVALUATING HISTORICAL PERFORMANCE AND PREDICTING CAPITOL'S FUTURE OPERATING RESULTS.

     Results of operations data and selected balance sheet data as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 were derived from audited consolidated financial statements which are not presented in this proxy statement/prospectus. Capitol's audited consolidated financial statements as of and for the years ended December 31, 1998 and 1997 and related statements of operations for the years ended December 31, 1998, 1997 and 1996 are attached as part of Annex E in this proxy statement/prospectus. The selected data provided below as of and for the six months ended June 30, 1999 and 1998 have been derived from Capitol's unaudited consolidated financial statements which are attached as part of Annex E in this proxy statement/prospectus.

     Under current accounting rules, entities which are more than 50% owned by another are consolidated or combined for financial reporting purposes. This means that all of the banks' assets (including Macomb's) are included in Capitol's consolidated balance sheet, regardless of whether Capitol owns 51% or 100%. Capitol's net income, however, will only include its subsidiaries' (including Macomb) net income or net loss to the extent of its ownership percentage. This means that when a newly formed bank incurs early start-up losses, Capitol will only reflect that loss based on its ownership percentage. Conversely, when banks generate income, Capitol will only reflect that income based on its ownership percentage.



                                         As of and for the
                                         Six Months Ended
                                              June 30                     As of and for the
                                            (unaudited)                Years Ended December 31
                                         -----------------   ------------------------------------------------
                                           1999      1998      1998     1997      1996      1995      1994
                                                     (dollars in thousands, except per share data)
Selected Results of Operations Data:
   Interest income                       $42,409   $31,772   $69,668   $49,549   $36,479   $29,914   $21,480
   Interest expense                       21,451    16,637    36,670    24,852    17,800    15,079     9,397
   Net interest income                    20,958    15,135    32,998    24,697    18,679    14,835    12,083
   Provision for loan losses               1,710     1,658     3,523     2,049     1,196       839       473
   Net interest income after provision
      for loan losses                     19,248    13,477    29,475    22,648    17,483    13,996    11,610
   Noninterest income                      2,163     1,590     3,558     2,157     1,705     1,272     2,189
   Noninterest expense                    16,874    11,857    25,821    16,360    12,307    10,460    10,563
   Income before income tax expense        4,537     3,210     7,212     8,445     6,881     4,808     3,236
   Income tax expense                      1,695     1,193     2,584     2,888     2,245     1,735     1,160
   Income before cumulative effect
      of change in accounting principle    2,842     2,017     4,628     5,557     4,636     2,073     2,076
   Cumulative effect of change in
      accounting principle (1)               197
   Net income                              2,645     2,017     4,628     5,557     4,636     3,073     2,076

                                              AS OF AND FOR THE
                                               SIX MONTHS ENDED
                                                   JUNE 30                                  AS OF AND FOR THE
                                                 (UNAUDITED)                             YEARS ENDED DECEMBER 31
                                          -------------------------   --------------------------------------------------------------
                                              1999         1998          1998         1997          1996         1995       1994
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PER SHARE DATA:
      Earnings per common share(5):
      Before cumulative effect of
        accounting change:
          Basic                           $      0.45    $    0.32   $      0.74   $    0.91     $   0.85    $    0.63    $    0.52
          Diluted                                0.44         0.31          0.72        0.88         0.82         0.62         0.52
      After cumulative effect of
        accounting change:
          Basic                                  0.42         0.32          0.74        0.91         0.85         0.63         0.52
          Diluted                                0.41         0.31          0.72        0.88         0.82         0.62         0.52
      Cash dividends declared(5)                 0.18         0.17          0.33        0.30         0.25         0.19         0.19
      Book value(5)                              7.90         7.45          7.77        7.22         7.43         7.58         6.79
      Tangible book value per share(5)           7.58         7.09          7.35        6.87         6.99         6.95         5.60
      Dividend payout ratio                     43.18%       51.71%        43.63%      32.95%       29.05%       30.37%       37.15%
      Weighted average number of
        common shares outstanding(5)            6,345        6,254         6,284       6,130        5,477        4,841        4,000

SELECTED BALANCE SHEET DATA:
      Total assets                        $ 1,114,165    $ 846,477   $ 1,024,444   $ 690,556    $ 492,263    $ 384,070    $ 316,312
      Investment securities                    71,712       66,734        86,464      64,470       48,725       36,329       33,802
      Portfolio loans                         863,579      606,623       724,280     502,755      357,623      283,471      241,583
      Allowance for loan losses               (10,417)      (7,373)       (8,817)     (6,229)      (4,578)      (3,687)      (3,220)
      Deposits                                969,809      748,526       890,890     604,407      436,166      340,287      279,650
      Debt obligations                         25,200        3,000        23,600                    6,500        8,712        7,924
      Trust preferred securities               24,273       24,237        24,255      24,126
      Stockholders' equity                     50,143       46,775        49,292      45,032       40,159       30,865       25,714

PERFORMANCE RATIOS: (2)
      Return on average equity                  10.69%        8.91%        10.19%      13.28%       12.01%       10.55%        9.45%
      Return on average assets                   0.50%        0.52%         0.55%       0.96%        1.08%        0.87%        0.75%
      Net interest margin (fully taxable
        equivalent)                              4.22%        4.18%         4.15%       4.54%        4.62%        4.46%        4.71%
      Efficiency ratio (3)                      75.62%       70.89%        70.63%      60.92%       60.38%       64.94%       74.01%

ASSET QUALITY:
      Non-performing loans (4)            $     7,839    $   4,926   $     7,242   $   4,011    $   2,699    $   1,341    $    1,930
      Allowance for loan losses to
        non-performing loans                   132.89%      149.68%       121.75%     155.30%      169.62%      274.94%      166.84%
      Allowance for loan losses to
        portfolio loans                          1.21%        1.22%         1.22%       1.24%        1.28%        1.30%        1.33%
      Non-performing loans to total
        portfolio loans                          0.91%        0.81%         1.00%       0.80%        0.75%        0.47%        0.80%
      Net loan losses to average
        portfolio loans                          0.01%        0.09%         0.15%       0.09%        0.10%        0.14%        0.13%

CAPITAL RATIOS:
      Average equity to average assets           4.67%        5.87%         5.36%       7.22%        8.97%        8.24%        7.93%
      Tier 1 risk-based capital ratio           10.99%       13.30%        13.42%      14.26%       11.91%        9.80%        9.27%
      Total risk-based capital ratio            12.05%       15.00%        14.60%      16.61%       12.88%       10.91%       10.51%
      Leverage ratio                             4.50%        9.67%         4.88%       6.65%        8.16%        7.16%        6.95%

--------------

(1) Accounting change relates to new accounting standard which requires write-off of previously capitalized start-up costs as of January 1, 1999.
(2) These ratios are annualized for the periods indicated.
(3) Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(4) Nonperforming loans consist of loans on nonaccrual status and loans more than 90 days delinquent.
(5) As restated to reflect Capitol's 1998 6-for-5 stock split as if it occurred at the beginning of the periods presented.

                                  RISK FACTORS

     The shares of common stock that are being offered are not savings accounts or deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

     Investing in Capitol's common stock will provide you with an equity ownership interest in Capitol. As a Capitol shareholder, your investment may be impacted by risks inherent in its business. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to vote to exchange your Macomb common stock for Capitol's common stock.

     This proxy statement/prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to Capitol's future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," and similar expressions. Actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

NEWLY FORMED BANKS ARE LIKELY TO INCUR SIGNIFICANT OPERATING LOSSES.

     Six of Capitol's bank subsidiaries are less than one year old. Newly formed banks are expected to incur operating losses in their early periods of operation because of an inability to generate sufficient net interest income to cover operating costs. Newly formed banks may never become profitable. An accounting rule change effective January 1, 1999 requires immediate write-off, rather than capitalization, of start-up costs and, as a result, future newly formed banks are expected to report larger early period operating losses. Those operating losses can be significant and can occur for longer periods than planned depending upon the ability to control operating expenses and generate net interest income, which could affect the availability of earnings retained to support future growth.

CAPITOL MAY BE UNABLE TO EFFECTIVELY MANAGE ITS GROWTH.

     Capitol has rapidly and significantly expanded its operations and anticipates that further expansion will be required to realize its growth strategy. Capitol's rapid growth has placed significant demands on its management and other resources which, given its expected future growth rate, are likely to continue. To manage future growth, Capitol will need to attract, hire and retain highly skilled and motivated officers and employees and improve existing systems and/or implement new systems for:

     -    transaction processing;

     -    operational and financial management; and

     -    training, integrating and managing Capitol's growing employee base.

FAVORABLE ENVIRONMENT FOR FORMATION OF NEW BANKS COULD CHANGE ADVERSELY.

     Capitol's growth strategy includes the formation of additional new banks. Thus far, Capitol has experienced favorable business conditions for the formation of its small, community and customer-focused banks. Those favorable conditions could change suddenly or over an extended period of time. A change in the availability of financial capital, human resources or general economic conditions could eliminate or severely limit expansion opportunities. To the extent Capitol is unable to effectively attract personnel and deploy its capital in new or existing banks, this could adversely affect future asset growth, earnings and the value of Capitol's common stock.

CAPITOL'S BANKS ARE SMALL, HAVE LIMITATIONS ON THE SIZE OF LOANS THEY CAN MAKE AND HAVE MINIMAL MARKET SHARE.

     Capitol endeavors to capitalize its newly formed banks with the lowest dollar amount permitted by regulatory agencies. As a result, the legal lending limits of Capitol's banks severely constrain the size of loans that those banks can make. In addition, many of the banks' competitors have significantly larger capitalization and, hence, an ability to make significantly larger loans.

     Capitol's banks are intended to be small in size. They each generally operate from single locations. They are very small relative to the dynamic markets in which they operate. Each of those markets has a variety of large and small competitors that have resources far beyond those of Capitol's banks. While it is the intention of Capitol's banks to operate as niche players within their geographic markets, their continued existence is dependent upon being able to attract and retain loan customers in those large markets that are dominated by substantially larger regulated and unregulated financial institutions.

CAPITOL IS DEPENDENT UPON THE CONTRIBUTIONS OF ITS KEY MANAGEMENT PERSONNEL.

     Capitol's future success depends, in large part, upon the continuing contributions of its key management personnel, including bank presidents and other senior officers. In particular, Capitol is dependent upon the continuing services of Joseph D. Reid, Capitol's Chairman, President and Chief Executive Officer. The loss of services of one or more key employees at Capitol or its subsidiaries could have a material adverse effect on Capitol. Capitol can provide no assurance that it will be able to retain any of its key officers and employees or attract and retain qualified personnel in the future.

     Joseph D. Reid has an employment agreement which expires on December 31, 2001. The agreement automatically extends for one year unless Mr. Reid or Capitol gives written notice 45 days prior to December 31 of each year. Certain members of Capitol's senior management also have employment agreements with Capitol.

IF CAPITOL CANNOT RECRUIT ADDITIONAL HIGHLY QUALIFIED PERSONNEL, CAPITOL'S BUSINESS MAY BE ADVERSELY IMPACTED.

     Capitol's strategy is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Competition for such employees among financial institutions is intense. Availability of personnel with appropriate community banking experience varies. If Capitol does not succeed in attracting new employees or retaining and motivating current and future employees, Capitol's business could suffer significantly.

CAPITOL AND ITS BANKS OPERATE IN AN ENVIRONMENT HIGHLY REGULATED BY STATE AND FEDERAL GOVERNMENT; CHANGES IN FEDERAL AND STATE BANKING LAWS AND REGULATIONS COULD HAVE A NEGATIVE IMPACT ON CAPITOL'S BUSINESS.

     As a bank holding company, Capitol is regulated primarily by the Federal Reserve Board. Capitol's current bank affiliates are regulated primarily by the state banking regulators and the FDIC and, in the case of one national bank, the Office of the Comptroller of the Currency (OCC).

     Federal and the various state laws and regulations govern numerous aspects of the banks' operations, including:

     -    adequate capital and financial condition,

     -    permissible types and amounts of extensions of credit and investments,

     -    permissible nonbanking activities, and

     -    restrictions on dividend payments.

     Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Capitol and its banks also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Capitol may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators' judgments based on information available to them at the time of their examination.

     The banks' operations are required to follow a wide variety of state and federal consumer protection and similar statutes and regulations. Federal and state regulatory restrictions limit the manner in which Capitol and its banks may conduct business and obtain financing. Those laws and regulations can and do change significantly from time to time, and any such change could adversely affect Capitol.

REGULATORY ACTION COULD SEVERELY LIMIT FUTURE EXPANSION PLANS.

     To carry out some of its expansion plans, Capitol is required to obtain permission from the Federal Reserve Board. Applications for the formation of new banks are submitted to the state and federal bank regulatory agencies for their approval.

     While Capitol's recent experience with the regulatory application process has been favorable, the future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Capitol, its current bank subsidiaries and future new start-up banks.

THE BANKS' ALLOWANCES FOR LOAN LOSSES MAY PROVE INADEQUATE TO ABSORB ACTUAL FUTURE LOAN LOSSES.

     Capitol believes that its consolidated allowance for loan losses is maintained at a level adequate to absorb any inherent losses in the loan portfolios of its banks. Management's estimates are used to determine the allowance that is considered adequate to absorb losses in the loan portfolios of Capitol's banks. Management's estimates are based on historical loan loss experience, specific problem loans, value of underlying collateral and other relevant factors. These estimates are subjective and their accuracy depends on the outcome of future events. Actual future losses may differ from current estimates. Depending on changes in economic, operating and other conditions, including changes in interest rates, that are generally beyond Capitol's control, actual loan losses could increase significantly. As a result, such losses could exceed current allowance estimates. No assurance can be provided that the allowance will be sufficient to cover actual future loan losses should such losses be realized.

     Because some of Capitol's banks were formed more recently, they do not have seasoned loan portfolios, and it is likely that the ratio of the allowance for loan losses to total loans will need to be increased in future periods as the loan portfolios become more mature. If it becomes necessary to increase the ratio of the allowance for loan losses to total loans, such increases would be accomplished through higher provisions for loan losses, which will adversely impact net income or will increase operating losses.

     In addition, bank regulatory agencies, as an integral part of their supervisory functions, periodically review the adequacy of the allowance for loan losses. Regulatory agencies may require Capitol or its banks to increase their provision for loan losses or to recognize further loan charge-offs based upon judgments different from those of management. Any increase in the allowance required by regulatory agencies could have a negative impact on Capitol's operating results.

CAPITOL'S COMMERCIAL LOAN CONCENTRATION INCREASES THE RISK OF DEFAULTS BY BORROWERS.

     Capitol's banks make various types of loans, including commercial, consumer, residential mortgage and construction loans. Capitol's strategy emphasizes lending to small businesses and other commercial enterprises. Loans to small and medium-sized businesses are generally riskier than single-family mortgage loans. Typically, the success of a small or medium-sized business depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business. In addition, small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower's ability to repay a loan. Substantial credit losses could result, which could cause you to lose your entire investment in the common stock.

CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT CAPITOL'S BUSINESS.

     Changes in Net Interest Income. Capitol's profitability is significantly dependent on net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans, and interest expense on interest-bearing liabilities, such as deposits. Therefore, any change in general market interest rates, whether as a result of changes in monetary policies of the Federal Reserve Board or otherwise, can have a significant effect on net interest income. Capitol's assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristic of assets and liabilities. As a result, changes in interest rates can affect net interest income in either a positive or negative way.

     Changes in The Yield Curve. Changes in the difference between short and long-term interest rates, commonly known as the yield curve, may also harm Capitol's business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing net interest income.

CAPITOL'S INVESTMENT IN SUN IS ILLIQUID AND MAY REQUIRE ADDITIONAL INVESTMENT BY CAPITOL.

     Capitol currently owns 51% of the common stock of Sun Community Bancorp Ltd. Sun completed its initial public offering (IPO) in July 1999 and its common stock is listed on the Nasdaq National Market. Capitol's investment in Sun is likely to remain illiquid because:

- Capitol has entered into an agreement with the underwriters of Sun's IPO which prohibits Capitol from selling any of its shares in Sun for a six month period after Sun's IPO;

- Capitol is currently encouraged by the Federal Reserve Board to maintain an investment of not less than 51% of Sun's common stock; and

- Market conditions may limit the ability for Capitol to sell any large blocks of Sun's common stock.

     In addition, Capitol might be required by regulatory agencies, such as the Federal Reserve Board, to increase its investment in Sun by investing additional capital to meet unexpected needs at Sun or at one or more of its subsidiaries.

EXISTING SUBSIDIARIES OF CAPITOL MAY NEED ADDITIONAL FUNDS TO AID IN THEIR GROWTH OR TO MEET OTHER ANTICIPATED NEEDS WHICH COULD REDUCE CAPITOL'S FUNDS AVAILABLE FOR NEW BANK DEVELOPMENT OR OTHER CORPORATE PURPOSES.

     Capitol's affiliated banks are generally capitalized at the minimum amount permitted by regulatory agencies. Future growth of existing banks may require additional capital infusions or other investment by Capitol to maintain compliance with regulatory capital requirements or to meet growth opportunities. Such capital infusions could reduce funds available for development of new banks, or other corporate purposes.

POSSIBLE VOLATILITY OF STOCK PRICE.

     The market price of Capitol's common stock may fluctuate in response to numerous factors, including variations in the annual or quarterly financial results of Capitol, or its competitors, changes by financial research analysts in their estimates of the earnings of Capitol or its competitors or the failure of Capitol or its competitors to meet such estimates, conditions in the economy in general or the banking industry in particular, or unfavorable publicity affecting Capitol, its banks, or the industry. In addition, equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market price for many companies' securities which have been unrelated to the operating performance of those companies. Any fluctuation may adversely affect the prevailing market price of Capitol's common stock.

CAPITOL RELIES ON COMPUTER HARDWARE, SOFTWARE, AND INTERNET-BASED TECHNOLOGY THAT COULD HAVE YEAR 2000 PROBLEMS AND ADVERSELY AFFECT THE DELIVERY OF BANK SERVICES TO CUSTOMERS.

     Capitol relies extensively on computer hardware, software and related technology, together with data, in the operation of its business. This technology and data are used in creating and delivering bank products and services, and in Capitol's internal operations, for example, its billing and accounting. An enterprise-wide program has been initiated to evaluate the technology and data used in the creation and delivery of bank products and services in Capitol's and Sun's internal operations. If Capitol or Sun fail to complete the implementation of its Year 2000 plan prior to the commencement of the Year 2000, or bank customers and suppliers fail to successfully remediate their own Year 2000 issues, it could materially adversely affect Capitol, Sun and their banks. The planned enterprise-wide program includes resolving any Year 2000 issues that are related to Capitol and its banks' systems, customers and suppliers. However, there can be no assurances that third parties will successfully remedy their own Year 2000 issues over which Capitol has no control.

                               RECENT DEVELOPMENTS

SUN'S INITIAL PUBLIC OFFERING

     On July 8, 1999, Sun completed an initial public offering of 1,650,000 shares of common stock, resulting in net proceeds of approximately $25 million. Of that offering, Capitol purchased 850,000 shares at the same price as offered to the public, $16.00 per share, for a total of $13.6 million.

     Capitol's ownership of Sun was 51% both before and after Sun's public offering transaction. Capitol and Sun are parties to an anti-dilution agreement whereby Capitol has the right to purchase additional shares of Sun, in the event of a stock offering by Sun, in order to maintain Capitol's ownership of at least 51% of Sun's common stock. Additionally, Capitol is currently encouraged by the Federal Reserve Board to maintain a controlling interest in Sun.

     Capitol's purchase of shares in Sun's initial public offering was funded by borrowings from Capitol's unaffiliated bank lender. The amounts borrowed were advanced under a short-term additional credit facility which Capitol negotiated in June 1999.

RECENT EXPANSION ACTIVITY

     On June 30, 1999, Sun opened its seventh bank subsidiary, East Valley Community Bank located in Chandler, Arizona.

     Nevada Community Bancorp Limited was formed as a majority-owned subsidiary of Sun in April 1999. Indiana Community Bancorp Limited was formed as a majority-owned subsidiary of Capitol in May 1999. On August 6, 1999, Desert Community Bank commenced operations in Las Vegas, Nevada as a majority owned start-up banking subsidiary of Nevada Community Bancorp Limited.

     Nevada Community Bancorp Limited completed a $10 million private placement stock offering in which Sun invested $5.1 million; Indiana Community Bancorp Limited also completed a private placement stock offering of $5 million, of which $2.6 million was invested by Capitol.

     Applications are currently pending for the formation of two new banks, one in Las Vegas, Nevada, as a subsidiary of Nevada Community Bancorp Limited, and one in Elkhart, Indiana, as a subsidiary of Indiana Community Bancorp Limited.

     Sunrise Bank of Arizona, a majority-owned subsidiary of Sun, opened a loan production office in Albuquerque, New Mexico in July 1999. Sunrise Capital Corporation, a to-be-formed bank holding company, and Sunrise Bank of Arizona have entered into a share exchange agreement which is subject to approval by Sunrise Bank of Arizona's shareholders. Once approved by the shareholders of Sunrise Bank of Arizona, a one for one share exchange will make Sunrise Capital Corporation a wholly-owned subsidiary of Sun, and Sunrise Bank of Arizona a majority-owned subsidiary of Sunrise Capital Corporation. Shareholder approval is expected in mid-September.

     Sunrise Capital Corporation is simultaneously engaged in a private placement of its shares and expects to raise between $3 million and $4 million. The proceeds will be used for future bank expansion and general corporate purposes. Sun Community Bancorp intends to maintain its 51% ownership in Sunrise Capital Corporation by purchasing 51% of the proposed offering.

     Additional expansion through the development of new banks in the states of Indiana, Nevada, New Mexico, California and others, is currently under consideration by Capitol or its subsidiary bank development entities.

CAPITOL'S PENDING PUBLIC OFFERING

     On July 29, 1999, Capitol filed a registration statement seeking to register for sale 1,700,000 shares of Capitol common stock. Proceeds from that proposed offering are anticipated to be used by Capitol to repay debt obligations. That registration statement has not yet been declared effective by the SEC.

                                 CAPITALIZATION

     The table presented below shows Capitol's actual total capitalization as of June 30, 1999, and as adjusted to reflect the issuance and sale of 1,700,000 shares of common stock which Capitol is offering in the pending offering and the application of the estimated net proceeds of that offering, and as adjusted to reflect the exchange of Capitol's common stock for Macomb's common stock as described in this proxy statement/prospectus.


                                                                         As of June 30, 1999
                                                             ---------------------------------------------
                                                                         As Adjusted for the  As Adjusted
                                                                          Pending Capitol   for the Macomb
                                                                Actual   Offering and Use of  Exchange (4)
                                                                            Net Proceeds
                                                              ----------    -------------    ------------
                                                             (dollars in thousands, except per share data)
Debt obligations:
   Notes payable to unaffiliated bank....................     $  16,700(1)  $      --(1)     $      --(1)
   Other.................................................         8,500         8,500            8,500
                                                                  -----         -----            -----
      Total debt obligations.............................        25,200         8,500            8,500

Guaranteed preferred beneficial interests in the
   Corporation's Subordinated Debentures.................        24,272        24,272           24,272

Minority interest in consolidated subsidiaries...........        35,875        35,875           33,857

Stockholders' equity(2):
   Common stock, no par value; 25,000,000 shares
    authorized; issued, and outstanding:
     Actual - 6,344,886 shares
     As adjusted for pending Capitol offering -
      8,044,886 shares
     As adjusted for pending Capitol offering
      and Macomb exchange - 8,267,791 shares.............        51,868        72,592           75,518
   Retained earnings.....................................          (516)         (516)            (516)
   Market value adjustment for available-for-sale
    securities...........................................          (484)         (484)            (484)
   Less unallocated ESOP shares..........................          (725)         (725)            (725)
                                                                   ----          ----             ----

      Total stockholders' equity.........................        50,143        70,867           73,793
                                                                 ------        ------           ------

Total capitalization.....................................     $ 135,490     $ 139,514        $ 140,422
                                                              =========     =========        =========


   Book value per share of common stock..................     $    7.90     $    8.80        $    8.92
                                                              =========     =========        =========

Capital ratios:
   Stockholders' equity to total assets..................          4.50%         6.36%            6.55%

   Total capital funds to total assets(3)................          9.89%        11.76%           11.72%


--------------------
(1) Since June 30, 1999, Capitol has incurred additional debt of approximately $13.2 million.
(2) Does not include 617,714 shares of common stock issuable upon exercise of stock options. Also does not include 300,000 additional stock options issuable pursuant to Capitol's stock option program upon completion of the pending offering. See "Management--Stock Option Program."
(3) Total capital funds includes guaranteed preferred beneficial interests in Capitol's subordinated debentures, minority interest in consolidated subsidiaries and stockholders' equity.
(4) Assumes issuance of 222,905 shares of Capitol common stock upon completion of Macomb exchange.

                      DIVIDENDS AND MARKET FOR COMMON STOCK

     Capitol's common stock is listed on the Nasdaq National Market under the symbol "CBCL." The following table shows the high and low sale prices per share of common stock as reported on the Nasdaq National Market and cash dividends paid for the periods indicated. The table reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions and have been restated, where appropriate, for Capitol's 6-for-5 stock split in December 1998. The last reported sale price of Capitol's common stock was $13.125 on August 31, 1999.

                                                                                    Cash Dividends
1997                               High                     Low                     Paid
-------------------------------    ---------------          --------------          -------------------
1st Quarter                             $13.542                  $12.083                    $0.075
2nd Quarter                              15.000                   11.458                     0.075
3rd Quarter                              22.083                   14.375                     0.075
4th Quarter                              27.500                   20.104                     0.075

1998
-------------------------------
1st Quarter                              25.625                   20.833                     0.083
2nd Quarter                              25.417                   20.104                     0.083
3rd Quarter                              21.667                   18.333                     0.083
4th Quarter                              22.500                   16.250                     0.083

1999
-------------------------------
1st Quarter                              21.750                   18.250                     0.090
2nd Quarter                              20.000                   16.875                     0.090
3rd Quarter (through August 31, 1999)    18.250                   12.500                        --

     As of August 31, 1999, there were a total of approximately 2,400 beneficial holders of Capitol's common stock based on information supplied by its stock transfer agent and other sources.

     Holders of common stock are entitled to receive dividends when, as and if declared by Capitol's Board of Directors out of funds legally available. Although Capitol has paid dividends on its common stock for the preceding five years, there is no assurance that dividends will be paid in the future. The declaration and payment of dividends on Capitol's common stock depends upon the earnings and financial condition of Capitol, liquidity and capital requirements, the general economic and regulatory climate, Capitol's ability to service debt obligations senior to the common stock and other factors deemed relevant by Capitol's Board of Directors. Regulatory authorities impose limitations on the ability of banks to pay dividends to Capitol and the ability of Capitol to pay dividends to its shareholders.

     There is no market for Macomb common stock. Any transfers have been made privately and are not reported. Macomb has never paid a dividend on its common stock.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus includes forward-looking statements. Capitol has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements may be impacted by risks, uncertainties and assumptions. Examples of some of the risks, uncertainties or assumptions that may impact the forward-looking statements are:

     - the results of management's efforts to implement Capitol's business strategy including planned expansion into new markets in Arizona, Nevada, New Mexico, Indiana and elsewhere;

     - adverse changes in the banks' loan portfolios and the resulting credit risk-related losses and expenses;

     - adverse changes in the economy of the banks' market areas that could increase credit-related losses and expenses;

     - adverse changes in real estate market conditions that could also negatively affect credit risk;

     - the possibility of increased competition for financial services in Capitol's markets;

     - fluctuations in interest rates and market prices, which could negatively affect net interest margins, asset valuations and expense expectations;

     - year 2000 (Y2K) computer, embedded chip and related data processing issues; and

     -    other factors described in "Risk Factors".

                            INFORMATION ABOUT CAPITOL


     This proxy statement/prospectus is accompanied by a copy of the following documents as indicated in Annex E:

     -    Report on Form 10-Q for period ended June 30, 1999

     -    Report on Form 10-Q for period ended March 31, 1999

     -    Annual Report to Shareholders for year ended December 31, 1998

     -    Annual Report on Form 10-K for year ended December 31, 1998

     - Proxy statement for Capitol's Annual Meeting of Shareholders held on May 4, 1999.


                            INFORMATION ABOUT MACOMB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Management's discussion and analysis of financial condition and results of operations for the periods ended June 30, 1999 and December 31, 1998 are included in this proxy statement/prospectus as part of Annex D.

FINANCIAL STATEMENTS.

     Unaudited interim condensed financial statements of Macomb as of June 30, 1999 and for the six months ended June 30, 1999 and 1998 are included in this proxy statement/prospectus as part of Annex D. Audited financial statements of Macomb as of December 31, 1998 and for the years ended December 31, 1998 and 1997 are included in this proxy statement/prospectus as part of Annex D.

VOTING SECURITIES AND PRINCIPAL HOLDERS.

     The following table shows the shareholdings of each director and officer of Macomb and all directors and officers as a group, and also shows each person who holds more than 5% of the 49% of Macomb's common stock held by stockholders other than Capitol:


                                                                   Shares beneficially owned prior to the offering
                                                                   -----------------------------------------------
                                                                                                   Percentage of
                                                                                   Percentage        all Macomb
                                                                                     of all       shares excluding
Name and title of                                                                    Macomb         Macomb shares
Beneficial owner                                                    Number           shares       owned by Capitol
------------------------------------------------------------------  -------         --------      ----------------
  Eugene J. Agnone, Jr., Director                                     1,944             0.70%           1.42%
  Gerald J. Carnago, Director                                           500             0.18%           0.37%
  Robert C. Carr, Director and Chairman of the Board                     --               --              --
 *Christina D'Alessandro, Director                                   12,604            4.52%            9.23%
  Ronald G. Forster, Director and Vice Chairman                       5,944            2.13%            4.35%
  Robert F. Garvey, Director                                          1,296            0.46%            0.95%
  John H. Johnson, Director                                           3,484            1.25%            2.55%
  James R. Kaye, Director                                                --              --               --
  David F. Keowin, Director                                              --              --               --
  Sam Locricchio, Director, Secretary and Executive Vice President    1,050            0.38%            0.77%
 *Delia Rendon-Martin, Director                                      13,160            4.72%            9.64%
 *Vito Munaco, Director                                              15,921            5.71%           11.66%
  James Patrona, Director                                             4,065            1.46%            2.98%
  Stephen C. Tarczy, Director, President and CEO                      2,838            1.02%            2.08%
  All directors and executive officers as a group (14 persons)       62,806           22.53%           45.98%

* Includes shares owned by adult members of the directors' immediate family.

     In addition to the above listed directors and officers of Macomb, the following individual owns approximately 5% of the outstanding shares exclusive of Macomb shares owned by Capitol:

                                                                        Shares beneficially owned prior to the offering
                                                                        -----------------------------------------------
                                                                                                     Percentage of
                                                                                    Percentage        all Macomb
                                                                                      of all       shares excluding
Name and title of                                                                     Macomb         Macomb shares
Beneficial owner                                                         Number       Shares       owned by Capitol
----------------------------------------------------------------------  ---------- --------------  ------------------
  Vito A. Catalfio, Jr. Shareholder                                       6,803        2.44%                4.98%

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     Because Macomb is already a majority-owned subsidiary of Capitol, it is already included in Capitol's consolidated financial statements. Consummation of the exchange is not expected to have a material impact on the consolidated financial position or consolidated results of operation of Capitol. Accordingly, pro forma consolidated financial information illustrating the exchange and Capitol's purchase of the minority interest of Macomb is not required to be presented in this prospectus.

                                  THE EXCHANGE

GENERAL

     The Macomb Board of Directors is using this proxy statement/prospectus to solicit proxies from the holders of Macomb common stock for use at the special shareholders meeting.

     At the special shareholders meeting to be held on September 28, 1999, Macomb common shareholders will be asked to approve the exchange. The Plan of Share Exchange provides for Macomb's minority shareholders to exchange the 49% of the common stock of Macomb not owned by Capitol for Capitol common stock. Upon consummation of the exchange, Macomb will become a wholly-owned subsidiary of Capitol. In the exchange, Macomb shareholders will receive shares of Capitol's common stock.

BACKGROUND OF THE EXCHANGE

     The concept of a potential share exchange transaction with Capitol has been discussed informally from time to time from the beginning of Macomb's operations. Capitol expressed a willingness to extend an offer of an exchange when the Bank reached its 36th month of operations. These discussions occurred at various Macomb board meetings during that period. The objectives of the potential exchange would be to enable shareholders of Macomb to achieve liquidity in their investment, a reasonable return on their investment in the form of a `premium' and to accomplish such an exchange on a tax-free basis.

     Since Capitol already controls 51% of Macomb's common stock, representatives of Capitol were, naturally, involved in these discussions. Representatives of Capitol indicated that they thought Capitol would be willing to acquire the other 49% of Macomb's common stock and would be willing to pay a premium over Macomb's net book value in order to do so. However, the executive committee was concerned that the Macomb shareholders would have to recognize a capital gains tax if they received cash for their Macomb shares.

     Representatives of Capitol and Macomb in summer 1999 discussed more specifically the possibility of a share exchange of Capitol common stock for Macomb common stock. A share exchange appeared to meet the needs of all parties concerned. The minority Macomb shareholders would receive publicly traded Capitol common stock for their Macomb common stock. This gives the Macomb shareholders more liquid stock should they choose to sell, as well as stock upon which there is a history of an income stream in the form of dividends. Also, Capitol is diversified geographically across Michigan and, through its majority held holding company, Sun, in the Southwest United States, and across a far broader customer base than Macomb. Further, a share exchange would allow those Macomb shareholders who wish to continue to hold their investment to continue to hold the investment in Capitol stock without having to recognize a gain on the exchange.

     Representatives of Capitol and Macomb negotiated the premium at one and one-half times the adjusted net book value of Macomb's common stock as of September 17, 1999, representing the results of operations of Macomb for Macomb's first 36 months of operations.

     In August 1999, the Macomb board approved the Plan of Share Exchange and agreed to call a special shareholder meeting for a shareholder vote to approve the Plan of Share Exchange.

MACOMB'S REASONS FOR THE EXCHANGE.

     Macomb's reasons for the exchange are that the shareholders of Macomb will be best served by the exchange in order to maximize their shareholder value and to provide them:

     - better protection through diversification geographically and by customer base through Capitol's subsidiary banks rather than dependence upon the resources of a single bank.

     - the Macomb shareholders will receive publicly traded shares, providing them liquidity as opposed to the Macomb common stock for which there is no public market. Macomb shareholders who choose to do so may continue to hold the Capitol stock they receive in the exchange without being forced to have their investment reduced by the immediate recognition of a capital gains tax.

     - Macomb's shareholders will receive stock upon which historically there has been a dividend paid. See "Dividends and Market for Common Stock." The fact that Capitol has paid dividends for the past five years is not a guaranty that dividends will continue to be paid. Capitol's Board of Directors will declare and pay dividends as and when it appears to Capitol's board that dividends are appropriate.

CAPITOL'S REASONS FOR THE EXCHANGE

     Capitol believes that Macomb's profitability will continue to increase. As noted elsewhere in this proxy statement/prospectus, while Macomb's assets are reported as part of Capitol's assets for purposes of its consolidated financial statements, Macomb's income is attributed to Capitol only in the percentage which Capitol owns of Macomb common stock. Capitol desires to acquire the remainder of Macomb's common stock so that Capitol can include 100% of Macomb's income in Capitol's consolidated income statement.

TERMS OF THE EXCHANGE

     Terms of the exchange are set forth in the Plan of Share Exchange. The Plan of Share Exchange is included an Annex A to this proxy statement/prospectus. You should review the Plan of Share Exchange in its entirety.

     The terms of the exchange can be summarized as follows:

              Upon approval of the exchange by a majority of the 49% of the shares of Macomb held by shareholders other than Capitol, each share of Macomb common stock will be exchanged for shares of Capitol common stock according to an exchange ratio. The exchange ratio will be determined by dividing the Macomb share value by the Capitol share value. The Macomb share value is one and one-half times the adjusted pro forma net value per share of Macomb common stock as of September 17, 1999. The adjusted pro forma net book value per share of Macomb common stock as of September 17, 1999 will be calculated by (1) adding stockholders equity as reflected in Macomb's internally prepared financial statements as of August 31, 1999 and actual results for the month of September 1999 prorated to September 17, 1999; (2) subtracting from that sum the principal amounts of Capitol's capital contributions to Macomb during the period from October 1, 1996 to September 17, 1999 (aggregating $2,580,000 through August 30,
1999) for which Capitol did not receive shares of Macomb's common stock, and also subtracting an interest factor to compute the approximate interest cost to Capitol of the capital contributions made to Macomb during that period; and (3) dividing the remainder reached by the number of shares of Macomb's common stock outstanding as of September 17, 1999.

              Capitol's share value will be determined by averaging the closing prices of Capitol common stock for each trading day during the 22 trading day period ending September 17, 1999. Once the Macomb share value and Capitol share value are determined, the exchange ratio will be determined by dividing the Macomb share value by the Capitol share value. Each Macomb shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their Macomb common stock calculated by multiplying the number of shares in Macomb common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

MACOMB BOARD RECOMMENDATION

     THE MACOMB BOARD HAS DETERMINED THAT THE EXCHANGE IS FAIR TO AND IN THE BEST INTERESTS OF THE MACOMB SHAREHOLDERS, HAS APPROVED THE PLAN OF SHARE EXCHANGE AND RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF SHARE EXCHANGE.

ACCOUNTING TREATMENT

     Capitol expects the exchange to be treated as a purchase by Capitol.

PRO FORMA DATA

     In light of the respective total assets and net income of Capitol and Macomb and since Macomb has since its inception always been a consolidated subsidiary of Capitol, pro forma financial statements are not included in this proxy statement/prospectus. The pro forma effect of the exchange is deemed to be immaterial.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The income tax discussion below represents the opinion of Strobl Cunningham Caretti & Sharp, P.C., tax counsel to Capitol, on the material federal income tax consequences of the exchange. This discussion is not a comprehensive description of all of the tax consequences that may be relevant to you. For example, counsel did not address tax consequences that arise from rules that apply generally to all taxpayers or to some classes of taxpayers or tax consequences that are generally assumed to be known by investors. This discussion is based upon the Internal Revenue Code, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

     This discussion also is based upon certain representations made by Macomb and Capitol. You should read carefully the full text of the tax opinion of Strobl Cunningham Caretti & Sharp, P.C. The opinion is included in this proxy statement/prospectus as Annex C. This discussion also assumes that the exchange will be effected pursuant to applicable state law and otherwise completed according to the terms of the Plan of Share Exchange. You should not rely upon this discussion if any of these factual assumptions or representations is, or later becomes, inaccurate.

     This discussion also assumes that shareholders hold their shares of Macomb common stock as a capital asset and does not address the tax consequences that may be relevant to a particular shareholder receiving special treatment under some federal income tax laws. Shareholders receiving special treatment include:

     -    banks;

     -    tax-exempt organizations;

     -    insurance companies;

     -    dealers in securities or foreign currencies;

     - Macomb shareholders who received their Macomb common stock through the exercise of employee stock options or otherwise as compensation;

     -    Macomb shareholders who are not U.S. persons; and

     - Macomb shareholders who hold Macomb common stock as part of a hedge, straddle or conversion transaction.

     The discussion also does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. No rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the exchange.

     Based on the assumptions and representations above, it is the opinion of Strobl Cunningham Caretti & Sharp, P.C., tax counsel to Capitol, that:

     -    the exchange will qualify as a reorganization within the meaning of
          Section 368(a)(1)(B) of the Internal Revenue Code;

     - no gain or loss will be recognized by the shareholders of Macomb who exchange their Macomb common stock solely for Capitol common stock (except with respect to cash received instead of a fractional share of Capitol common stock);

     - the aggregate tax basis of the Capitol common stock received by Macomb shareholders who exchange all of their Macomb common stock for Capitol common stock in the exchange will be the same as the aggregate tax basis of the Macomb common stock surrendered in exchange (reduced by any amount allocable to a fractional share of Capitol common stock for which cash is received);

     - the holding period of the Capitol common stock received will include the holding period of shares of Macomb common stock surrendered in exchange; and

     - a holder of Macomb common stock that receives cash instead of a fractional share of Capitol common stock will, in general, recognize capital gain or loss equal to the difference between the cash amount received and the portion of the holder's tax basis in shares of Macomb common stock allocable to the fractional share; this gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder's holding period in the Macomb common stock exchanged for the fractional share of Capitol common stock is more than the long-term holding period.

     The tax opinion of Strobl Cunningham Caretti & Sharp, P.C. is not binding upon the Internal Revenue Service or the courts.

     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE EXCHANGE TO YOU WILL DEPEND ON YOUR PARTICULAR SITUATION. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

REGULATORY MATTERS

     Macomb is subject to regulation by the Michigan Financial Institutions Bureau and the FDIC. The Financial Institutions Bureau has been advised by Capitol of the proposed share exchange. The FDIC is not required to give permission or otherwise review the exchange prior to consummation.

     As a bank holding company, Capitol is subject to regulation by the Federal Reserve Board. Federal Reserve Board rules require Capitol to obtain the Federal Reserve Board's permission to acquire at least 51% of a subsidiary bank. The rules of the Federal Reserve Board do not differentiate between ownership of 51% and ownership of 100% of the stock of the subsidiary bank. Of course, Capitol received permission to acquire 51% or more ownership of Macomb prior to Macomb commencing the business of banking. Accordingly, Capitol will not be required to seek any further approval from the Federal Reserve Board for the exchange.

     It is a condition of the exchange that the shares of Capitol stock to be issued pursuant to the Plan of Share Exchange be approved for listing on the Nasdaq Stock Market, Inc., subject to official notice of issuance. An application will be filed to list Capitol's shares. Accordingly, the shares of Capitol common stock to be issued in exchange for the Macomb common stock will be publicly tradable upon consummation of the exchange. There will be no restriction on the ability of a former Macomb shareholder to sell in the open market the Capitol common stock received (unless the Macomb shareholder is also an officer, director or affiliate of either Macomb or Capitol, in which case Rule 144 and Rule 145 issued by the SEC do impose certain restrictions on sale of Capitol common stock).

DISSENTERS' RIGHTS

     Michigan law provides that where the consideration to be received in a share exchange is common stock which is publicly tradable on a national securities exchange, or held of record by 2,000 or more persons, dissenters' rights are not available. Capitol's common stock is tradable on the National Market System of the Nasdaq Stock Market, Inc. and, accordingly, qualifies as stock traded on a national securities exchange. Therefore, no dissenters' rights will be available in the exchange.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

     This proxy statement/prospectus does not cover any resales of the Capitol common stock you will receive in the exchange, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

     All shares of Capitol common stock you will receive in the exchange will be freely transferable, except that if you are deemed to be an "affiliate" of Macomb under the Securities Act of 1933 at the time of the special shareholders meeting, you may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be affiliates of Macomb for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Macomb, and would not include shareholders who are not officers, directors or principal shareholders of Macomb.

     The affiliates of Macomb may not offer, sell or otherwise dispose of any of the shares of Capitol common stock issued to that affiliate in the exchange or otherwise owned or acquired by that affiliate:

     (1) for a period beginning 30 days prior to the exchange and continuing until financial results covering at least 30 days of post-exchange combined operations of Capitol and Macomb have been publicly filed by Capitol; or

     (2)  in violation of the Securities Act.

                          OPINION OF FINANCIAL ADVISOR


     Macomb has retained JMP Financial, Inc. to provide financial advisory services and a financial fairness opinion in connection with the exchange. The Macomb board selected JMP Financial, Inc. to act as Macomb's financial advisor based on its qualifications, expertise and reputation. JMP Financial, Inc. has rendered its opinion, in writing, that, based upon and subject to the various considerations set forth in the opinion, the consideration to be received pursuant to the exchange by the holders of Macomb common stock is fair from a financial point of view.

     The full text of the written opinion of JMP Financial, Inc. is attached as Annex B to this proxy statement/prospectus and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by JMP Financial, Inc. in rendering its opinion. Macomb shareholders are urged to, and should, read the opinion carefully and in its entirety. The opinion is directed to the Macomb board and addresses only the fairness from a financial point of view of the consideration received pursuant to the exchange as of the date of the opinion. It does not address any other aspect of the exchange and does not constitute a recommendation to any holder of Macomb common stock as to how to vote at the special shareholders meeting. The summary of the opinion of JMP Financial, Inc. set forth in this document is qualified in its entirety by reference to the full text of the opinion.

     In connection with rendering its opinion, JMP Financial, Inc. among other things:

     - reviewed certain internal financial statements and other financial and operating data concerning Macomb prepared by the management of Macomb;

     - analyzed certain financial projections prepared by the management of Macomb;

     - discussed the past and current operations and financial condition and the prospects of Macomb with senior executives of Macomb;

     - reviewed certain publicly available financial statements and other information of Capitol;

     - discussed the past and current operations and financial condition and the prospects of Capitol with senior executives of Capitol;

     - reviewed the reported prices and trading activity for Capitol common stock;

     - compared the financial performance of Macomb and Capitol and the prices and trading activity of Capitol common stock with that of certain other comparable publicly traded companies and their securities;

     - reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

     -    reviewed the Plan of Share Exchange; and

     - performed such other analyses and considered such other factors as JMP Financial, Inc. deemed appropriate.

     With respect to the financial projections provided to JMP Financial, Inc. by the management of Macomb, JMP Financial, Inc. understood that such projections were reasonably prepared on bases reflecting management's best currently available estimates and judgments of the future financial performance of Macomb. In addition, JMP Financial, Inc. assumed that the exchange would be consummated in accordance with the terms set forth in the Plan of Share Exchange, including, among other things, that the exchange would be treated as a reorganization pursuant to the Internal Revenue Code of 1986.

     The opinion and presentation of JMP Financial, Inc. to the Macomb board was one of many factors taken into consideration by Macomb's board in making its decision to approve the exchange. The analyses as described above should not be viewed as determinative of the opinion of the Macomb board with respect to the exchange or of whether the Macomb board would have been willing to agree to a transaction with a different form or amount of consideration.

     The Macomb board retained JMP Financial, Inc. based upon its qualifications, experience and expertise. JMP Financial, Inc. is a recognized investment banking and advisory firm which has especial expertise in the valuation of banks. In the ordinary course of trading and brokerage activities, JMP Financial, Inc. or any of its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers, in the equity securities of Capitol or Sun.

     Under the engagement letter, JMP Financial, Inc. provided financial advisory services and a financial fairness opinion in connection with the exchange, and Macomb agreed to pay JMP Financial a fee of $8,500 plus out-of-pocket expenses. In addition, Macomb has agreed to indemnify JMP Financial, Inc. and its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws.


THE CLOSING

EFFECTIVE TIME

     The exchange will be effective at 9:00 a.m., Eastern Time, on September 30, 1999, and will be closed as soon as possible after the vote at the special meeting of Macomb's shareholders. If the Plan of Share Exchange is approved, as of the effective date, each outstanding share of Macomb common stock will be automatically converted into the right to receive Capitol common stock according to the exchange ratio.

SHARES HELD BY CAPITOL

     Shares of Macomb common stock owned by Capitol since Macomb's organization will be unaffected by the exchange. Those shares will not be exchanged for any securities of Capitol or other consideration.

PROCEDURES FOR SURRENDER OF CERTIFICATES; FRACTIONAL SHARES

     As soon as reasonably practicable after the effective date of the exchange, Capitol or Capitol's transfer agent will send you a letter of transmittal. The letter of transmittal will contain instructions with respect to the surrender of your Macomb stock certificates. YOU SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Commencing immediately after the effective date of the exchange, upon surrender by you of your stock certificates representing Macomb shares in accordance with the instructions in the letter of transmittal, you will be entitled to receive stock certificates representing shares of Capitol common stock into which those Macomb shares have been converted, together with a cash payment in lieu of fractional shares, if any.

     After the effective date, each certificate that previously represented shares of Macomb stock will represent only the right to receive the shares of Capitol common stock into which shares of Macomb stock were converted in the exchange, and the right to receive cash in lieu of fractional shares of Capitol common stock as described below.

     Until your Macomb certificates are surrendered to Capitol or Capitol's agent, you will not be paid any dividends or distributions on the Capitol common stock into which your Macomb shares have been converted with a record date after the exchange, and will not be paid cash in lieu of fractional shares,. When those certificates are surrendered, any unpaid dividends and any cash in lieu of fractional shares of Capitol common stock payable as described below will be paid to you without interest.

     Macomb's transfer books will be closed at the effective date of the exchange and no further transfers of shares will be recorded on the transfer books. If a transfer of ownership of Macomb stock that is not registered in the records of Macomb's has occurred, then, so long as the Macomb stock certificates are accompanied by all documents required to evidence and effect the transfer, as set forth in the transmittal letter and accompanying instructions, a certificate representing the proper number of shares of Capitol common stock will be issued to a person other than the person in whose name the certificate so surrendered is registered, together with a cash payment in lieu of fractional shares, if any, and payment of dividends or distributions, if any.

     No fractional share of Capitol common stock will be issued upon surrender of certificates previously representing Macomb shares. Instead, Capitol will pay you an amount in cash determined by multiplying the fractional share interest to which you would otherwise be entitled by the Capitol share value used in determining the exchange ratio.

FEES AND EXPENSES

     Whether or not the exchange is completed, Capitol and Macomb will each pay its own costs and expenses incurred in connection with the exchange, including the costs of (a) the filing fees in connection with Capitol's Form S-4 registration statement and this proxy statement/prospectus, (b) the filing fees in connection with any filing, permits or approvals obtained under applicable state securities and "blue sky" laws, (c) the expenses in connection with printing and mailing of the Capitol Form S-4 registration statement and this proxy statement/prospectus, and (d) all other expenses.

NASDAQ STOCK MARKET LISTING

     Capitol will promptly prepare and submit to the Nasdaq Stock Market, Inc. a listing application with respect to the maximum number of shares of Capitol common stock issuable to Macomb shareholders in the exchange, and Capitol must use reasonable best efforts to obtain approval for the listing of Capitol common shares on the Nasdaq Stock Market, Inc.

AMENDMENT AND TERMINATION

     Capitol and Macomb may amend or terminate the exchange at any time before or after shareholder approval of the Plan of Share Exchange. After shareholder approval of the exchange, it may not be further amended without the approval of the shareholders.

                        THE SPECIAL SHAREHOLDERS' MEETING

DATE, TIME AND PLACE

     The special shareholders meeting will be held on September 28, 1999 at Macomb Community Bank, 16000 Hall Rd., Ste 102, Clinton Twp., Michigan 48038 at 9:00 a.m., local time.

MATTERS TO BE CONSIDERED AT THE SPECIAL SHAREHOLDERS MEETING

     At the special shareholders meeting, holders of Macomb common stock will vote on whether to approve the exchange. See "The Exchange".

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

     Holders of record of Macomb common stock at the close of business on August 31, 1999, the record date for the special shareholders meeting, are entitled to receive notice of and to vote at the special shareholders meeting. At the close of business on the record date, approximately 278,746 shares of Macomb common stock were issued and outstanding and held by approximately 126 holders of record.

     A majority of the shares of the Macomb common stock (excluding shares held by Capitol) entitled to vote on the record date must be represented in person or by proxy at the special shareholders meeting in order for a quorum to be present for purposes of transacting business at the meeting. In the event that a quorum of common stock is not represented at the special shareholders meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Macomb common stock on the record date are each entitled to one vote per share with respect to approval of the exchange at Macomb's special shareholders meeting.

     Macomb does not expect any other matters to come before the special shareholders meeting. However, if any other matters are properly presented at the special meeting for consideration, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote or not vote on those matters in accordance with their best judgment, unless authorization to use that discretion is withheld. If a proposal to adjourn the special meeting is properly presented, however, the persons named in the enclosed form of proxy will not have discretion to vote in favor of the adjournment proposal any shares which have been voted against the proposal(s) to be presented at the special meeting. Macomb is not aware of any matters expected to be presented at the special meeting other than as described in the notice of special meeting.

VOTES REQUIRED

     Although approval of two-thirds of the shares entitled to vote is all that is required by law, Macomb and Capitol have agreed that approval of the exchange will require the affirmative vote of a majority of the shares of Macomb common stock outstanding on the record date, excluding the 51% of Macomb's shares held by Capitol. Thus, the exchange will require at least a 75% approval, since Capitol will vote for the exchange. Abstentions and broker non-votes will have the same effect as a vote against the proposal to approve the exchange.

SHARE OWNERSHIP OF MANAGEMENT

     As of the close of business on August 31, 1999, the directors and executive officers of Macomb and their affiliates were entitled to vote approximately 62,806 shares of Macomb common stock. These shares represent approximately 22.5% of the outstanding shares of Macomb common stock and 46% of Macomb's shares held by shareholders other than Capitol. The directors and executive officers have agreed to vote their shares of Macomb common stock in favor of the exchange.

VOTING OF PROXIES

Submitting Proxies

     You may vote by attending the special shareholders meeting and voting your shares in person at the meeting, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage pre-paid envelope. If you sign a written proxy card and return it without instructions, your shares will be voted FOR the exchange at the special shareholders meeting.

     If your shares are held in the name of a trustee, bank, broker or other record holder, you must either direct the record holder of your shares as to how to vote your shares or obtain a proxy from the record holder to vote at the special shareholders meeting.

     Shareholders who submit proxy cards should not send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of Macomb stock will be mailed by Capitol to former Macomb shareholders shortly after the exchange is effective.

Revoking Proxies

     If you are a shareholder of record, you may revoke your proxy at any time prior to the time it is voted at the special shareholders meeting. Proxies may be revoked by written notice, including by telegram or telecopy, to the president of Macomb, by a later-dated proxy signed and returned by mail or by attending the special shareholders meeting and voting in person. Attendance at Macomb's special shareholders meeting will not in and of itself constitute a revocation of a proxy. Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the special shareholders meeting to:

                              Macomb Community Bank
                            16000 Hall Rd., Ste. 102
                             Clinton Twp., MI 48038
                      Attention: Stephen Tarczy, President


     If you require assistance in changing or revoking a proxy, you should contact Stephen Tarczy at the address or phone number provided in this proxy statement/prospectus under the caption "Who Can Answer Your Questions."

GENERAL INFORMATION

     Brokers who hold shares in street name for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote on non-routine matters, such as the proposal to be voted on at the special shareholders meeting, unless they receive specific instructions from the customer. These so-called broker non-votes will have the same effect as a vote against the exchange.

     Abstentions may be specified on all proposals. If you submit a proxy with an abstention, you will be treated as present at the special shareholders meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. An abstention will have the same effect as a vote against the exchange

SOLICITATION OF PROXIES; EXPENSES

     Capitol or Macomb will pay the cost of solicitation of proxies. In addition to solicitation by mail, the directors, officers and employees of Macomb may also solicit proxies from shareholders by telephone, telecopy, telegram or in person.

                        COMPARISON OF SHAREHOLDER RIGHTS

     As a result of the exchange, holders of shares of Macomb stock will become holders of shares of Capitol common stock. The following chart summarizes the material differences between the rights of Macomb shareholders (left column), and the rights of shareholders of Capitol (right column). This summary is not intended to be complete and is qualified by reference to the Michigan Banking Code and the Michigan Business Corporation Act, as well as to Macomb's articles of incorporation and by-laws (copies of which may be obtained from Macomb) and Capitol's articles of incorporation and by-laws, (copies of which are on file with the SEC).

                        COMPARISON OF STOCKHOLDER RIGHTS


                                MACOMB:                                         CAPITOL:
------------------------------ ------------------------------------------------ ------------------------------------------------
GOVERNING LAW:                 Michigan Banking Code                            Michigan Business Corporation Act
                               Public Act 319 of 1969                           Public Act 284 of 1972

ASSESSABILITY OF SHARES:       Shareholders may be assessed to restore the      Shares of common stock are non-assessable and
                               capital of Macomb up to its stated capital in    shareholders have no liability in excess of
                               the event of losses. MCLA 487.501                their initial investment. MCLA 450.1317

AUTHORIZED BUT                 Under the Banking Code, banks cannot have        Capitol has authorized but unissued shares,
UNISSUED SHARES:               authorized but unissued shares.                  which may be issued by the Board of Directors
                                                                                in the Board's discretion and without a
                                                                                shareholder vote.  MCLA 450.1202

DIVIDENDS:                     Macomb shareholders may share in dividends as    Capitol common stockholders may share in
                               and when declared by the Macomb Board of         dividends as and when declared by the Board of
                               Directors (although none have been to date). The Directors (see "Dividends and Market for
                               Board of Directors may only declare dividends    Common Stock"); dividends may be paid out of
                               out of net profits from operations and must have any funds available unless the payment of the
                               a surplus equal to 20% of Macomb's stated        dividend renders the business corporation
                               capital on hand after the declaration and        insolvent. MCLA 450.1345
                               payment of any dividend. MCLA 487.385

AMENDMENT TO ARTICLES          Needs approval of the Banking Commissioner and   Approval of a majority of the shareholders.
OF INCORPORATION:              approval of a majority of the shareholders to    MCLA 450.1611
                               amend the articles.  MCLA 487.405

ISSUANCE OF NEW SHARES:        Approval of the Banking Commissioner and a       Capitol's Board of Directors may issue new
                               two-thirds vote of the shareholders of Macomb.   shares without a vote of the shareholders under
                               MCLA 487.379                                     Michigan law up to the authorized but unissued
                                                                                shares; any additional shares in excess of the
                                                                                authorized but unissued shares would require
                                                                                approval of a majority of the shareholders. MCLA
                                                                                450.1611

VOTE ON DIRECTORS:             Macomb has 14 Directors who are elected          Capitol has 18 directors who are elected
                               annually for one year terms.  There is no        annually to one year terms.  There is no
                               cumulative voting.                               cumulative voting.

BUSINESS COMBINATIONS:         A consolidation of Macomb with any other banking A business combination involving Capitol would
                               institution would require the approval of the    require the approval of a majority of the
                               Banking Commissioner and the approval of a       outstanding shareholders. MCLA 450.1703A; the
                               two-thirds vote of the Macomb Michigan Business  anti-takeover provisions as described in
                               Corporation Act has certain shareholders.        "Description of the Capital Stock of Capitol"
                               MCLA 487.425                                     which are not included in the Michigan Banking
                                                                                Code.


                               MACOMB:                                          CAPITOL:
------------------------------ ------------------------------------------------ ------------------------------------------------
INDEMNIFICATION OF             The Michigan Banking Code provides for the       Indemnification of directors and officers is
DIRECTORS AND OFFICERS:        indemnification of directors and officers.       provided for under the Michigan Business
                               See MCLA 487.401-405.                            Corporation Act in substantially similar language
                                                                                to that in the Michigan Banking code. See MCLA
                                                                                450.1561-.1567.

LIMITATION OF LIABILITY:       The Michigan Banking Code permits banking        The Michigan Business Corporation Act allows
                               corporations to limit the liability of directors corporations to limit the liabilities of the and officers. MCLA 487.400. Macomb has adopted a directors and officers in substantially similar provision in its Articles of Incorporation which language to the Michigan Banking Code. MCLA
                               limits the liability of directors and officers   450.1209. Capitol has adopted a provision in its
                               to the greatest extent permitted by law.         Articles of Incorporation which limits directors
                                                                                and officers liability to the greatest extent
                                                                                permitted by law.


                   DESCRIPTION OF THE CAPITAL STOCK OF CAPITOL

     Capitol's Articles of Incorporation, as amended to date, authorize the issuance of up to 25,000,000 shares of common stock, without par value. Capitol's articles of incorporation do not authorize the issuance of any other class of stock. As of June 30, 1999, 6,344,886 shares of common stock were outstanding. UMB Bank, n.a., serves as transfer agent and registrar for Capitol's common stock. Capitol also has pending an offering of up to 1,700,000 additional shares. See "Recent Developments".

     Michigan law allows Capitol's board of directors to issue additional shares of stock up to the total amount of common stock authorized without obtaining the prior approval of the shareholders.

     Capitol's board of directors has authorized the issuance of the shares of common stock as described in this proxy statement/prospectus. All shares of common stock offered will be, when issued, fully paid and nonassessable.

     The following summary of the terms and provisions of the common stock does not purport to be complete and is qualified in its entirety by reference to Capitol's articles of incorporation, as amended, a copy of which is on file with the SEC, and to the Michigan Business Corporation Act ("MBCA").

RIGHTS OF COMMON STOCK

     All voting rights are vested in the holders of shares of common stock. Each share of common stock is entitled to one vote. The shares of common stock do not have cumulative voting rights, which means that a stockholder is entitled to vote each of his or her shares once for each director to be elected at any election of directors and may not cumulate shares in order to cast more than one vote per share for any one director. The holders of the common stock do not have any preemptive, conversion or redemption rights. Holders of common stock are entitled to receive dividends if and when declared by Capitol's board of directors out of funds legally available. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities. In the event of liquidation, the holders of common stock will be entitled, after payment of amounts due to creditors and senior security holders, to share ratably in the remaining assets.

SHARES AVAILABLE FOR ISSUANCE

     The availability for issuance of a substantial number of shares of common stock at the discretion of the board of directors provides Capitol with the flexibility to take advantage of opportunities to issue additional stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of common stock, except as described in this proxy statement/prospectus and for the shares of common stock reserved for issuance under Capitol's stock option program.

     Uncommitted authorized but unissued shares of common stock may be issued from time to time to persons and in amounts the board of directors of Capitol may determine and holders of the then outstanding shares of common stock may or may not be given the opportunity to vote thereon, depending upon the nature of those transactions, applicable law and the judgment of the board of directors of Capitol regarding the submission of an issuance to or vote by Capitol's shareholders. As noted, Capitol's shareholders have no preemptive rights to subscribe to newly issued shares.

     Moreover, it will be possible that additional shares of common stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Capitol more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of Capitol. Under such circumstances, the availability of authorized and unissued shares of common stock may make it more difficult for shareholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Capitol by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the board of directors of Capitol in opposing such an attempt by a third party to gain control of Capitol. The issuance of new shares of common stock could also be used to dilute ownership of a person or entity seeking to obtain control of Capitol. Although Capitol does not currently contemplate taking that action, shares of Company common stock could be issued for the purposes and effects described above, and the board of directors reserves its rights (if consistent with its fiduciary responsibilities) to issue shares for such purposes.

CAPITOL'S PREFERRED SECURITIES

     Capitol has issued debentures to Capitol Trust I, a Delaware business trust subsidiary of Capitol. Capitol Trust I purchased the debentures with the proceeds of preferred securities (which are traded on the NASDAQ National Stock Market under the symbol "CBCLP"). Capitol has guaranteed the preferred securities. The documents governing these securities, including the indenture under which the debentures were issued, restrict Capitol's right to pay a dividend on its common stock under certain circumstances and give the holders of the preferred securities preference on liquidation over the holders of Capitol's common stock. Specifically, Capitol may not declare or pay a cash dividend on its common stock if (a) an event of default has occurred as defined in the indenture, (b) Capitol is in default under its guarantee, or (c) Capitol has exercised its right under the debentures and the preferred securities to extend the interest payment period. In addition, if any of these conditions have occurred and until they are cured, Capitol is restricted from redeeming or purchasing any shares of its common stock except under very limited circumstances. Capitol's obligation under the debentures, the preferred securities and the guarantee is $25.3 million and the interest rate is 8.5% per annum, payable quarterly.

ANTI-TAKEOVER PROVISIONS

     In addition to the utilization of authorized but unissued shares as described above, the MBCA contain other provisions which could be utilized by Company to impede certain efforts to acquire control of Capitol. Those provisions include the following:

     CONTROL SHARE ACT. The MBCA contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of "control shares" of large public Michigan corporations.

     The act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33-1/3% or 50%. Under that act, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

     The act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

     The act applies only to an "issuing public corporation." Capitol falls within the statutory definition of an "issuing public corporation." The act automatically applies to any "issuing public corporation" unless the corporation "opts out" of the statute by so providing in its articles of incorporation or bylaws. Capitol has not "opted out" of the provisions of the act.

     FAIR PRICE ACT. Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The act provides that a super majority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a "business combination." The act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     At this time, Capitol's management beneficially owns (including immediately exercisable stock options) control of approximately 27.66% of the outstanding common stock. It is now unknown what percentage will be owned by management upon completion of the pending offering and the exchange. If management's shares are voted as a block, management will be able to prevent the attainment of the required supermajority approval.

     The supermajority vote required by the act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the company is at least equal to the greater of (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

     The requirements of the act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

                       WHERE YOU CAN FIND MORE INFORMATION

     Capitol has filed a registration statement on Form S-4 to register with the SEC the Capitol common stock to be issued to Macomb shareholders in the exchange. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Capitol in addition to being a proxy statement of Macomb for the special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     In addition, Capitol files reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

Public Reference Room                New York Regional Office               Chicago Regional Office Citicorp Center
450 Fifth Street, N.W.               7 World Trade Center                   500 West Madison Street
Room 1024                            Suite 1300                             Suite 1400
Washington, D.C. 20549               New York, New York 10048               Chicago, Illinois 60661-2511


     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including Capitol, who file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports, proxy statements and other information about Capitol at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     In addition, all subsequent documents filed with the SEC by Capitol pursuant Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/ prospectus shall be deemed to be incorporated by reference into this proxy statement/prospectus and to be a part hereof from the date of filing such documents. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus or another such document shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or another such document or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified superseded, to constitute a part of this proxy statement/prospectus.

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY SEPTEMBER 21, 1999 TO RECEIVE THEM BEFORE THE SPECIAL SHAREHOLDERS MEETING. If you request any incorporated documents from us, Capitol will mail them to you by first class mail, or another equally prompt means, within one business day after Capitol receives your request.

     No one has been authorized to give any information or make any representation about Macomb, Capitol or the exchange, that differs from, or adds to, the information in this document or in documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

     If you are in a jurisdiction where it is unlawful to offer to exchange, or to ask for offers of exchange, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this proxy statement/prospectus does not extend to you.

     The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about Capitol has been supplied by Capitol, and information about Macomb has been supplied by Macomb.

                                  LEGAL MATTERS

     Certain legal matters relating to the validity of the shares of Capitol common stock offered by this proxy statement/prospectus and certain federal income tax matters relating to the exchange will be passed upon for Capitol by Strobl Cunningham Caretti & Sharp, P.C.

                                     EXPERTS

     The consolidated financial statements of Capitol attached to this proxy statement/prospectus included in Capitol's annual report to shareholders and its report on Form 10-K for the fiscal year ended December 31, 1998, have been audited by BDO Seidman, LLP, independent auditors, as stated in their report, which is attached as part of Annex E, given upon their authority as experts in accounting and auditing.

     The financial statements of Macomb attached to this proxy statement/prospectus as Annex D for the fiscal years ended December 31, 1998 and December 31, 1997 have been audited by BDO Seidman, LLP, and the financial statements for the fiscal year ended December 31, 1996 have been reviewed by BDO Seidman, LLP, independent accountants, as stated in their report, which is attached as part of Annex D, given upon their authority as experts in accounting and auditing.

                                     ANNEX A


                             PLAN OF SHARE EXCHANGE


     THIS PLAN OF SHARE EXCHANGE ("Plan") is entered into effective September 30, 1999 between and among CAPITOL BANCORP LTD., a Michigan corporation ("Capitol") and the SHAREHOLDERS of MACOMB COMMUNITY BANK ("Macomb").

                                 R E C I T A L S

     A. Macomb is a Michigan banking corporation which commenced the business of banking September 18, 1996.

     B. Capitol is now and has been since Macomb commenced the business of banking the holder of fifty-one (51%) percent of the duly issued and outstanding common stock of Macomb ("Macomb common stock").

     C. Macomb common stock is privately held and not traded in any public market.

     D. Capitol's common stock ("Capitol common stock") is traded on the National Market System of the NASDAQ Stock Market, Inc.

     E. Macomb's Board of Directors has determined that it would be in the best interest of Macomb's stockholders to exchange their shares of stock in Macomb for shares of Capitol common stock as described in this Plan.

     The parties adopt this Plan as of the effective date.

          1. The Exchange. Each shareholder who holds Macomb common stock will exchange his, her or their shares of Macomb common stock for shares of Capitol common stock according to an exchange ratio determined as follows:

             Macomb Share Value. The share value of each share of Macomb common stock shall be determined by multiplying 1.5 times the adjusted pro forma net book value per share of Macomb common stock as of the close of business on Friday, September 17, 1999. The adjusted pro forma net book value per share of Macomb common stock as of the close of business on Friday, September 17, 1999 shall be calculated by (1) adding stockholders' equity as reflected in Macomb's internally prepared financial statements as of August 31, 1999 and Macomb's actual net income for the month of September, 1999, prorated for the first 17 days of the month; (2) subtracting from that sum the principal amounts of Capitol's capital contributions to Macomb during the period from September 18, 1996 to September 17, 1999 (aggregating $2,580,000 through August 30, 1999) for which Capitol did not receive shares of Macomb's common stock and also subtracting an interest factor to impute to Capitol an appropriate return on its capital contributions equivalent to Capitol's interest cost through September 17, 1999; and (3) dividing the remainder reached by the number of shares of Macomb's common stock outstanding as of the close of business on September 17, 1999.

             Capitol Share Value. The share value of each share of Capitol common stock will be the average of the closing prices of Capitol common stock for the trading days in the twenty-two (22) trading day period prior to and ending on September 17, 1999, as reported by the NASDAQ Stock Market, Inc.

             Exchange Ratio. The exchange ratio will be determined by dividing the Macomb Share Value by the Capitol Share Value.

             Each Macomb shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their Macomb common stock calculated by multiplying the number of shares of Macomb common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

          2. Approvals Necessary. The following approvals will be necessary prior to the Plan becoming effective:

             a. The Board of Directors of Macomb shall have approved and adopted the Plan.

             b. The Board of Directors of Capitol (acting through its Executive
                Committee or otherwise, Capitol's Board having already approved the exchange in principle) shall have approved and adopted the Plan.

             c. A majority of the common stock of Macomb (exclusive of the shares held by Capitol) shall have been voted to approve and adopt the Plan at a special meeting of the shareholders called for that purpose.

             d. The Securities and Exchange Commission shall have declared effective the Registration Statement registering the shares of stock of Capitol's common stock to be issued in the exchange.

             e. The Financial Institutions Bureau of the State of Michigan shall not have issued any objection to the Plan (a letter indicating the Financial Institutions Bureau does not object has already been received).

          3. Fairness Opinion. The Board of Directors of Macomb shall have secured the opinion of a recognized firm of financial advisors that the share exchange is fair from a financial point of view to the shareholders of Macomb.

          4. Tax Opinion. Strobl Cunningham Caretti & Sharp, P.C. shall have issued its legal opinion that the share exchange constitutes a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and that the exchange shall not be a taxable event to the shareholders of Macomb.

          5. Surrender of Certificates. Each shareholder of Macomb common stock shall surrender to Capitol his, her or their certificate(s) for shares of Macomb common stock within thirty (30) days after the effective date of this Plan. Capitol shall direct its transfer agent, UMB Bank, n.a., to issue certificate(s) of Capitol common stock to be issued in the exchange. Certificate(s) of Capitol common stock shall be issued and registered in the same name as the shares of Macomb common stock surrendered in exchange therefor, and shall thereafter be transferable in the same manner as otherwise provided for Capitol common stock. In the event any shareholder of Macomb common stock fails to surrender his, her or their certificate(s) within thirty (30) days of the effective date of this Plan, such certificate(s) shall nonetheless be cancelled and deemed surrendered, and certificate(s) for Capitol common stock shall be issued and registered in the name of the person who is the registered holder on the books of Macomb on the effective date of this Plan, and the Macomb certificate(s) shall thereafter be null and void and of no force or effect whatever.

          6. New Macomb Certificate. Macomb shall issue its certificate registering in the name of Capitol all shares of stock now registered to shareholders other than Capitol.

ANNEX B

JMP FINANCIAL, INC.
753 GRAND MARAIS
GROSSE POINTE PARK, MI 48230
TEL/FAX (313) 824-1711



                                                               September  , 1999


Board of Directors
Macomb Community Bank
16000 Hall Road
Clinton Township, MI 48038


Gentlemen:

     We have examined the Plan of Share Exchange (the "Agreement") dated September 30, 1999, entered into between Capitol Bancorp, Ltd., a Michigan Corporation ("CBCL") and the shareholders (the "Shareholders") of Macomb Community Bank ("Macomb"), a Michigan Corporation by which CBCL shall acquire from the Shareholders their outstanding shares of Macomb, not already owned by CBCL, in exchange for shares of CBCL (the "Exchange").

     The terms of the transaction contemplated by the Agreement provide that each share of Macomb's common stock, not already owned by CBCL and issued and outstanding as of September 17, 1999 (the "Effective Date") shall be exchanged, pursuant to the Exchange Ratio specified in the Agreement, into shares of CBCL You have requested our opinion as to the fairness, from a financial point of view, of the Exchange.

     JMP Financial, Inc. ("JMP"), as a regular part of its investment banking business, is engaged in the valuation of the securities of commercial and savings banks as well as the holding companies of commercial and savings banks in connection with mergers, acquisition, and divestitures, and for other purposes.

     In connection with this engagement and rendering this opinion, we reviewed materials deemed necessary and appropriate by us under the circumstances, including;
     - Audited consolidated financial statements of Macomb for the three years ended December 31, 1998;
     - Unaudited financial statements of Macomb for the period ended June 30, 1999 and internal financial reports as of August 26, 1999;

Page Two
Macomb Board of Directors
September , 1999

     - Certain unaudited internal financial information concerning the capital ratios of Macomb;
     -    Publicly available information concerning CBCL;
     - Publicly available information with respect to certain other bank holding companies, which we deemed, appropriate, including competitors of CBCL and Macomb.
     - Publicly available information with respect to the nature and terms of certain other transactions which we consider relevant;
     -    The Agreement;
     - Reviewed and discussed with representative of management of Macomb, certain information of a business and financial nature regarding Macomb and CBCL, including financial forecast and related assumptions, provided by Macomb or otherwise publicly available; and
     - Reviewed certain historical market prices and trading volumes of Macomb's and CBCL's common stock to the extent reasonably available.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial statements and other information reviewed by us for the purposes of the opinion expressed herein. We have not made an independent evaluation or appraisal of the assets and liabilities of Macomb or CBCL or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Additionally, we are not experts in the evaluation of reserves for loan losses, and we have not reviewed any individual credit files. For purposes of this opinion, we have assumed that CBCL's and Macomb's loan loss reserves are adequate in all material respects and that, in the aggregate, other conditions at CBCL and Macomb are satisfactory and this opinion is conditioned upon such assumption. We have also assumed that there has been no material change in Macomb's or CBCL's assets, financial condition. Results of operations, business, or prospects since the date of the last financial statements made available to us for Macomb and CBCL, respectively. This opinion is necessarily based on economic, market and other conditions in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may effect the opinion and that JMP does not have any litigation to update, revise or reaffirm it.

     The opinion expressed herein is being rendered to the Board of Directors of Macomb solely for its use in evaluation of the proposed transaction, assuming the transaction is consummated upon the terms set forth in the Agreement. The opinion is not intended to confer rights or remedies upon any stockholder of Macomb or CBCL or any person other than Macomb's Board of Directors.

Page Three
Macomb Board of Directors
September , 1999

     Based upon the terms and conditions of the Exchange and the current market value of CBCL's common stock, and based further upon such other considerations as we deem relevant, JMP is, subject to the foregoing, of the opinion on the date hereof, that the consideration to be received by the Shareholders in the Exchange would be fair from a financial point of view if the transaction contemplated by the Agreement is in fact consummated pursuant to the terms thereof.




                                              Sincerely,


                                              John Palffy
                                              President
                                              JMP Financial, Inc.

                                     ANNEX C



             [Letterhead of Strobl Cunningham Caretti & Sharp, P.C.]


                             ________________, 1999


Capitol Bancorp Ltd.
200 Washington Sq. N., Fourth Floor
Lansing, MI 48933

         Re:    Plan of Share Exchange
                Tax Considerations

Ladies and Gentlemen:

     We have acted as special counsel in connection with the Plan of Share Exchange between Capitol Bancorp Ltd. ("Capitol") and the shareholders of Macomb Community Bank ("Macomb").

     Capitol will file with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "1933 Act"), a registration statement on Form S-4 (the "Registration Statement"), with respect to the common shares of Capitol to be issued to holders of shares of common stock of Macomb in connection with the Plan of Share Exchange. In addition, Capitol has prepared, and we have reviewed, a Proxy Statement/Prospectus which is contained in and made a part of the Registration Statement (the "Proxy Statement"), and the Appendices thereto, including the Plan of Share Exchange and this letter. In rendering our opinion, we have relied upon the facts stated in the Proxy Statement and upon such other documents as we have deemed appropriate, including the information about Capitol and Macomb included or incorporated by reference in the Proxy Statement.

     We have assumed that (i) all parties to the Plan of Share Exchange, and to any other documents reviewed by us, have acted, and will act, in accordance with the terms of the Plan of Share Exchange and such other documents, (ii) all facts, information, statements and representations qualified by the knowledge and/or belief of Capitol and/or Macomb will be complete and accurate as of the effective time as though not so qualified, (iii) the Plan of Share Exchange will be consummated at the effective date pursuant to the terms and conditions set forth in the Plan of Share Exchange without the waiver or modification of any such terms and conditions, and (iv) the Plan of Share Exchange is authorized by and will be effected pursuant to applicable state law.

     Based upon and subject to the foregoing, and to the qualifications, limitations, representations and assumptions contained in the portion of the Proxy Statement captioned "Material Federal Income Tax Consequences," we are of the opinion that:

     -    the exchange will qualify as a reorganization within the meaning of
          Section 368(a)(1)(B) of the Internal Revenue Code;

     - no gain or loss will be recognized by the shareholders of Macomb who exchange their Macomb common stock solely for Capitol common stock (except with respect to cash received instead of a fractional share of Capitol common stock);

     - the aggregate tax basis of the Capitol common stock received by Macomb shareholders who exchange all of their Macomb common stock for Capitol common stock in the exchange will be the same as the aggregate tax basis of the Macomb common stock surrendered in exchange (reduced by any amount allocable to a fractional share of Capitol common stock for which cash is received);

     - the holding period of the Capitol common stock received will include the holding period of shares of Macomb common stock surrendered in exchange; and

     - a holder of Macomb common stock that receives cash instead of a fractional share of Capitol common stock will, in general, recognize capital gain or loss equal to the difference between the cash amount received and the portion of the holder's tax basis in shares of Macomb common stock allocable to the fractional share; this gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder's holding period in the Macomb common stock exchanged for the fractional share of Capitol common stock is more than the long-term holding period.

         No opinion is expressed on any matters other than those specifically stated. This opinion is furnished to you for use in connection with the Registration Statement and may not be used for any other purpose without our prior express written consent. We hereby consent to the inclusion of this opinion as an appendix to the Proxy Statement and to the use of our name in that portion of the Proxy Statement captioned "Material Federal Income Tax Consequences." In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act.

                                   Sincerely,

                   /s/STROBL CUNNINGHAM CARETTI & SHARP, P.C.

                                     ANNEX D


              FINANCIAL INFORMATION REGARDING MACOMB COMMUNITY BANK


Management's discussion and analysis of financial condition and results of operations.....................D-2

Condensed interim financial statements as of and for the periods ended June 30, 1999 and 1998 (unaudited)....................................................................................D-8

Audited financial statements as of and for the years ended December 31, 1998 and 1997.....................D-14


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS
                              MACOMB COMMUNITY BANK
                PERIODS ENDED JUNE 30, 1999 AND DECEMBER 31, 1998

Financial Condition
Macomb Community Bank is engaged in commercial banking activities from its sole location in Clinton Township, Michigan. From its inception in September 1996, the Bank provides a full array of banking services, principally loans and deposits, to entrepreneurs, professionals and other high net worth individuals in its community.

Total assets approximated $82.9 million at June 30, 1999, compared with $76.0 million at December 31, 1998. The Bank's total assets approximated $41.0 million at year-end 1997.

Total portfolio loans approximated $50.6 million at June 30, 1999, an increase of approximately $10 million from the $40.0 million level at December 31, 1998. At December 31, 1997, total portfolio loans approximated $19.5 million. Portfolio loan growth during these periods has been significant and is consistent with the Bank's overall balance sheet growth during these periods. Commercial loans approximated 80.8% of total portfolio loans at June 30, 1999 consistent with the Bank's emphasis on commercial lending activities. Real estate mortgage loans approximated 16.7% of total portfolio loans at June 30, 1999.

The allowance for loan losses at June 30, 1999 approximated $507,000 or 1.00% of total portfolio loans.

The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses inherent in the loan portfolio at the balance sheet date. Management's determination of the adequacy of the allowance is based on evaluation of the portfolio (including volume, amount and composition, potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, loan commitments outstanding and other factors. The allowance for loan losses is based upon management's estimate of potential loan losses incurred at the respective balance sheet dates.

Since the Bank's inception, net charge offs (loans written-off, less recoveries) have been less than $5,000.

Most of the Bank's growth has been funded by deposits, most of which are interest-bearing. Total deposits approximated $75.9 million at June 30, 1999, an increase of approximately $6 million from the $69.4 million level at December 31, 1998. Deposits also increased significantly in 1998 from the $37.2 million level at the beginning of 1998.

The Bank generally does not rely upon brokered deposits as a key funding source; deposits are generally obtained within the Bank's community.

The Bank emphasizes obtaining noninterest-bearing deposits as a means to reduce its cost of funds. Noninterest-bearing deposits approximated $8 million at June 30, 1999, a decrease of approximately $1.4 million from December 31, 1998. Noninterest-bearing deposits fluctuate significantly from day to day, depending upon customer account activity.

Stockholders' equity approximated $6.6 million at June 30, 1999 or approximately 8% of total assets. Capital adequacy is discussed elsewhere in this narrative.

Results of Operations
Net income for the six months ended June 30, 1999 approximated $292,000, compared with $80,000 in the six month 1998 period.

1998 represented the Bank's first calendar year of profitability, with net income of $323,000, compared to net losses of $83,000 in 1997 and $120,000 for the short 1996 period.

During these recent periods, the Bank's profitability has been the result of its loan and deposit portfolios reaching a sufficient size to generate an adequate margin to cover operating expenses and produce profits.

The principal source of operating revenues is interest income. Total interest income for the six months ended June 30, 1999 approximated $2.8 million, compared with $1.8 million in the first six months of 1998. For the year ended December 31, 1998, total interest income approximated $4.2 million, compared with $2.0 million in 1997.

Interest expense on deposits has also increased significantly during these periods, consistent with the growth in the interest-bearing deposits. Total interest expense approximated $1.6 million for the six months ended June 30, 1999, compared with $1.0 million for the first six months of 1998. For the year ended December 31, 1998, total interest expense approximated $2.4 million, compared with $1.1 million in 1997.

Net interest income approximated $1.2 million for the six months ended June 30, 1999, compared with $749,000 for the 1998 corresponding period. Net interest income for the year ended December 31, 1998 approximated $1.8 million, nearly double the $955,000 in 1997.

Provisions for loan losses ($102,000 for the six months ended June 30, 1999, $209,000 for the year ended December 31, 1998 and $140,000 for the year ended December 31, 1997) have been based primarily upon amounts necessary to increase the allowance for loan losses to the regulatorily-imposed ratio requirement of not less than 1% of total portfolio loans outstanding.

Noninterest income has also increased significantly during the Bank's period of existence. Total noninterest income approximated $100,000 for the six months ended June 30, 1999 ($53,000 in the corresponding period in 1998) and approximated $124,000 for the year ended December 31, 1998 and $40,000 for the year ended December 31, 1997.

Noninterest expenses have increased significantly during the period of the Bank's existence. Total noninterest expense approximated $760,000 for the six months ended June 30, 1999, compared with $586,000 for the corresponding 1998 period. For the year ended December 31, 1998, total noninterest expense approximated $1.2 million, compared with $980,000 for the year ended December 31, 1997.

The principal component of noninterest expense is salaries and employee benefits which has increased during these periods based upon the increased staffing required to serve customers and to facilitate growth.

Liquidity and Capital Resources
The principal funding source for asset growth and loan origination activities is deposits. Growth in deposits and loans was previously discussed in this narrative. As stated previously, most of the deposit growth has been deployed into commercial loans, consistent with the Bank's emphasis on commercial lending activities.

Cash and cash equivalents approximated $23.5 million at June 30, 1999, compared with $30.0 million at December 31, 1998 and $15.9 million at December 31, 1997. As liquidity levels vary continuously based upon customer activities, amounts of cash and cash equivalents can vary widely at any given point in time. Management believes the Bank's liquidity position at June 30, 1999 is adequate to fund loan demand and to meet depositor needs.

In addition to cash and cash equivalents, a source of long-term liquidity is the Bank's portfolio of marketable investment securities. Liquidity requirements have not historically necessitated the sale of investments in order to meet liquidity needs. It also has not engaged in active trading of its investments and has no intention of doing so in the foreseeable future. At June 30, 1999 and December 31, 1998, the Bank had approximately $8.3 million and $5.1 million, respectively, of investment securities classified as available for sale which can be utilized to meet various liquidity needs as they arise.

The Bank has secured lines of credit with the Federal Home Loan Bank of Indianapolis. As of the balance sheet dates of June 30, 1999, December 31, 1998 and December 31, 1997, no amounts had been drawn on those credit facilities. Availability on this credit facility approximated $2.5 million at June 30, 1999.

All banks are subject to a complex series of capital ratio requirements which are imposed by state and federal banking agencies. In the case of Macomb Community Bank, as a young bank, it is subject to a more restrictive requirement than is applicable to most banks inasmuch as the Bank must maintain a capital-to-asset ratio of not less than 8% for its early years of operation.

Since inception, the Bank's asset growth has been significant. In order to maintain compliance with the above-mentioned ratio requirement, Capitol Bancorp Ltd., the Bank's 51% majority owner, has made capital infusions amounting to $2,515,000 through June 30, 1999. Those capital infusions have been accounted for as an increase in the Bank's surplus account, specifically earmarked as supplemental capital infusions and have not been treated as a change in the parent's ownership percentage of the Bank.

Year 2000
The year 2000 issue confronting the Bank and its suppliers, customers and competitors, centers on the inability of computer systems and embedded technology to properly recognize dates near the end of and beyond the year 1999.

Macomb Community Bank utilizes the information technology systems of Capitol Bancorp Ltd., its 51% majority owner. Capitol has been actively implementing a comprehensive plan throughout 1998 and 1999, as required by bank regulatory guidelines, to address potential impacts of the year 2000 issue on its information technology (IT) and non-IT systems. Capitol's and the Bank's year 2000 plans are subject to modification and are revised periodically as additional information is developed.

READINESS. Capitol has completed the inventory, assessment, remediation and planning phases for its mission-critical IT and non-IT systems. Minimum-control systems are those systems that pose risks to Capitol's ability to process data for its loans, deposits, general ledger, revenues and operating results. Of the 17 mission-critical systems, all have tested as being year 2000 compliant.

     Capitol recognizes that its ability to be year 2000 compliant is somewhat dependent upon the year 2000 efforts of its vendors. Capitol and its banks (including Macomb) sent questionnaires to its significant vendors in 1998. Follow-up letters requesting additional information of the vendors' year 2000 readiness were sent when necessary. All mission-critical vendors have responded to the questionnaires or have otherwise represented that they are year 2000 compliant. Capitol also routinely monitors its nonmission-critical vendors to determine their level of year 2000 readiness.

Capitol and its banks (including Macomb) have been required by bank regulatory agencies to update their customers on the banks' year 2000 compliance efforts. Letters and informational brochures have been, and will continue to be, sent to customers heightening their awareness of the year 2000 issue and notifying them of the banks' efforts in addressing year 2000 issues. Compliance efforts are also communicated to customers on their account statements and through brochures available in bank lobbies.

Capitol and its banks (including Macomb) are also following regulatory requirements that require an assessment of loan customers' year 2000 readiness. Letters and questionnaires have been utilized to assess material loan customers' readiness based on the size of their loan type. The number of existing customers that have not responded to the letters and questionnaires is minimal. Follow-up letters or phone calls are being made when necessary to obtain additional information from these customers. Of those who have responded, all material customers represented that they are year 2000 compliant or are working toward compliance. The number of customers still working towards year 2000 compliance is minimal and, in Capitol's opinion, their inability to become compliant will not have a material adverse effect on Capitol's business or operating results. Capitol and its banks (including Macomb) also monitor customers applying for new loans that exceed a certain dollar amount by requiring a written representation that the customer is year 2000 compliant.

WORST CASE SCENARIO AND CONTINGENCY PLANS. Capitol and its banks (including Macomb) have determined the most reasonably likely worst case scenario is the possibility of the lack of power or communication services for a period of time in excess of one day. If this scenario were to occur, Capitol and its banks' operations could be interrupted. Capitol and its banks have developed plans and procedures to address this scenario, ranging from producing complete printed reports from the core banking systems prior to January 1, 2000, to ensure that a hard copy of the data is available in the event of a failure, to preparations for failures of voice and data communications through the use of manual posting and courier services, use of generators, alternative customer service locations and/or reduced lobby hours.

     Contingency planning, including the type discussed above, is an integral part of Capitol's year 2000 readiness plan. Capitol's contingency plans address alternative courses of action in the event that mission-critical systems do not function properly with the date change. Development of the contingency plans was recently completed. The year 2000 contingency plans will be tested during the third and fourth quarters of 1999 to validate the effectiveness of contingent procedures and will be refined as additional information becomes available.

COSTS. The costs associated with Capitol's year 2000 compliance in 1999 are estimated at approximately $250,000, of which approximately $175,000 has been incurred through June 30, 1999. A similar amount was incurred in 1998. These costs principally relate to the added personnel costs, the employment of external consultants, and the purchase of software upgrades.

These estimated costs are part of Capitol's information technology budget. Capitol's information technology staff and senior management have devoted significant time and resources to year 2000 activities. While this has resulted in allocating resources that would have otherwise been devoted to other information technology projects, no projects have been delayed or postponed that would have a material adverse impact on Capitol or its banks' operations.

REGULATORY OVERSIGHT. Bank regulators have issued numerous statements and guidance on year 2000 compliance issues and the responsibilities of senior management and directors of banks and bank holding companies. In addition, the bank regulators have issued safety and soundness guidelines to be followed by insured depository institutions, including Capitol and its banks, to ensure resolution of any year 2000 problems. Periodic year 2000 reviews are performed by various bank regulatory agencies. Most of the recent examinations have been performed by the FDIC and it is expected that the FDIC will continue its frequent examinations throughout 1999. The banking regulatory agencies have asserted that year 2000 testing and certification is a key safety and soundness issue in conjunction with regulatory examinations. Consequently, Capitol's or its banks' failure to address appropriately the year 2000 issue could result in supervisory action, including the reduction of the banks' supervisory ratings, the denial of applications for expansion, or the imposition of civil money penalties.

The Federal Financial Institutions Examination Council maintains an Internet site that lists financial institutions which have been subject to enforcement actions relating to year 2000 readiness. As of July 31, 1999, none of Capitol's banks (including Macomb) are subject to enforcement actions for year 2000 readiness.

Impact of New Accounting Standards
A new accounting standard requiring the write-off of previously capitalized start-up and preopening costs was implemented effective January 1, 1999. Implementation of that accounting standard had no impact on the Bank's financial statements in 1999.

FASB Statement No. 133, "Accounting For Derivative Instruments and Hedging Activities", requires all derivatives to be recognized in financial statements and to be measured at fair value. Gains and losses resulting from changes in fair value would be included in income, or in comprehensive income, depending on whether the instrument qualifies for hedge accounting and the type of hedging instrument involved. This new standard will become effective in 2001 and, because the Bank has typically not entered into derivative contracts either to hedge existing risks or for speculative purposes, is not expected to have a material effect on its financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Bank's financial statements.

                              MACOMB COMMUNITY BANK
                                     ------

                    INTERIM FINANCIAL STATEMENTS (UNAUDITED)

                     SIX MONTHS ENDED JUNE 30, 1999 AND 1998

BALANCE SHEETS

MACOMB COMMUNITY BANK



                                                                           June 30            December 31
                                                                            1999                  1998
                                                                       ----------------     ----------------
ASSETS                                                                   (unaudited)
Cash and due from banks                                                $ 2,408,644           $ 4,503,806
Interest-bearing deposits with banks                                    10,461,307            18,601,397
Federal funds sold                                                      10,650,000             6,850,000
                                                                       ------------          -----------
                  Cash and cash equivalents                             23,519,951            29,955,203
Investment securities
         Available for sale, carried at market value                     8,037,345             4,969,371
         Held for long-term investment, carried at amortized
          cost which approximates market value                             228,200               175,400
                                                                       -----------           -----------
                  Total investment securities                            8,265,545             5,144,771
Portfolio loans:
         Commercial                                                     40,893,140            32,612,991
         Real estate mortgage                                            8,449,541             6,602,310
         Installment                                                     1,250,242             1,210,576
                                                                       -----------           -----------
                  Total portfolio loans                                 50,592,923            40,425,877
         Less allowance for loan losses                                   (507,000)             (405,000)
                                                                       -----------           -----------
                  Net portfolio loans                                   50,085,923            40,020,877
Premises and equipment                                                     481,523               509,014
Accrued interest income                                                    391,246               295,453
Other assets                                                               174,426               119,127
                                                                       -----------           -----------

                  TOTAL ASSETS                                         $82,918,614           $76,044,445
                                                                       ===========           ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
         Noninterest-bearing                                           $ 8,007,011           $ 9,392,333
         Interest-bearing                                               67,858,952            59,963,656
                                                                       -----------           -----------
                  Total deposits                                        75,865,963            69,355,989
Accrued interest on deposits and other liabilities                         439,414               582,463
                                                                       -----------           -----------
                  Total liabilities                                     76,305,377            69,938,452

STOCKHOLDERS' EQUITY:
Common stock, $10.64 par value,
         400,000 shares authorized;
         issued and outstanding:
         278,746 shares                                                  2,965,857             2,965,857
Surplus                                                                  3,257,148             3,000,148
Retained earnings                                                          411,627               119,467
Market value adjustment (net of tax effect) for
  investment securities available for sale (accumulated other
  comprehensive income)                                                    (21,395)               20,521
                                                                       -----------           -----------
                  Total stockholders' equity                             6,613,237             6,105,993
                                                                       -----------           -----------
                  TOTAL LIABILITIES AND
                  STOCKHOLDERS' EQUITY                                 $82,918,614           $76,044,445
                                                                       ===========           ===========

See notes to interim financial statements.

STATEMENTS OF OPERATIONS (UNAUDITED)

MACOMB COMMUNITY BANK


                                                                                  Six Months Ended June 30
                                                                                 1999                  1998
                                                                             ---------------     -----------
Interest income:

         Portfolio loans (including fees)                                    $2,070,678           $1,169,177
         Taxable investment securities                                          152,695              144,036
         Federal funds sold                                                     349,765              294,065
         Interest-bearing deposits with banks and other                         249,038              163,260
                                                                             ----------           ----------
                  Total interest income                                       2,822,176            1,770,538

Interest expense:
         Demand deposits                                                        369,461              102,945
         Savings deposits                                                        12,924                7,214
         Time deposits                                                        1,234,430              911,438
         Other                                                                       61
                                                                              ---------           ----------
                  Total interest expense                                      1,616,876            1,021,597
                                                                             ----------           ----------
                  Net interest income                                         1,205,300              748,941

Provision for loan losses                                                       101,760               93,840
                                                                             ----------           ----------
                  Net interest income after
                    provision for loan losses                                 1,103,540              655,101

Noninterest income:
         Service charges on deposit accounts                                     38,768               20,925
         Fees from origination of non-portfolio residential mortgage
          loans                                                                  44,359               24,215
         Other                                                                   16,440                8,190
                                                                             ----------           ----------
                  Total noninterest income                                       99,567               53,330

Noninterest expense:
         Salaries and employee benefits                                         348,210              265,066
         Occupancy                                                               77,514               74,731
         Equipment rent, depreciation and maintenance
         Deposit insurance premiums
         Other                                                                  334,223              246,419
                                                                             ----------           ----------
                  Total noninterest expense                                     759,947              586,216
                                                                             ----------           ----------
                  Income before federal income taxes                            443,160              122,215
Federal income taxes                                                            151,000               42,000
                                                                             ----------           ----------
                  NET INCOME                                                 $  292,160           $   80,215
                                                                             ==========           ==========
                  NET INCOME PER SHARE                                       $     1.05           $     0.29
                                                                             ==========           ==========

See notes to interim financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

MACOMB COMMUNITY BANK



                                                                                                   Accumulated
                                                                                                      Other
                                                         Common                     Retained-     Comprehensive
                                                         Stock          Surplus     Earnings          Income        Total
                                                     ----------       ----------    ---------     -------------   ----------
Six Months Ended June 30, 1998
------------------------------
Balances at January 1, 1998                          $2,965,857      $  742,148    $ (203,695)     $ 11,560       $3,515,870

Supplemental capital infusions from Capitol
    Bancorp Ltd.                                                      1,155,000                                    1,155,000

Components of comprehensive income:
  Net income for the period                                                            80,215                         80,215
  Market value adjustment for investment
   securities available for sale (net of tax
   effect)                                                                                             (577)            (577)
                                                                                                                  ----------
     Comprehensive income for the period                                                                              79,638
                                                     ----------      ----------    ----------      --------       ----------
   BALANCES AT JUNE 30, 1998                         $2,965,857      $1,897,148    $ (123,480)     $ 10,983       $4,750,508
                                                     ==========      ==========    ==========      ========       ==========


Six Months Ended June 30, 1999
--------------------------------------------
Balances at January 1, 1999                          $2,965,857      $3,000,148    $  119,467      $ 20,521       $6,105,993

Supplemental capital infusions from Capitol
    Bancorp Ltd.                                                        257,000                                      257,000

Components of comprehensive income:
  Net income for the period                                                           292,160                        292,160
  Market value adjustment for investment
   securities available for sale (net of tax
   effect)                                                                                          (41,916)        (41,916)
                                                                                                                  ----------
     Comprehensive income for period                                                                                250,244
                                                     ----------      ----------    ----------      --------       ----------
   BALANCES AT JUNE 30, 1999                         $2,965,857      $3,257,148    $  411,627      $(21,395)      $6,613,237
                                                     ==========      ==========    ==========      ========       ==========



See notes to interim financial statements.

STATEMENTS OF CASH FLOWS (UNAUDITED)

MACOMB COMMUNITY BANK


                                                                                    Six Months Ended June 30
                                                                                 --------------------------------
                                                                                     1999                1998
                                                                                 -------------       ------------
 OPERATING ACTIVITIES
          Net income for the period                                              $    292,160        $     80,215
          Adjustments to reconcile net income to net
            cash provided by operating activities:
              Provision for loan losses                                               101,760              93,840
              Depreciation of premises and equipment                                   41,035              38,263
              Net accretion of investment security discounts                          (27,603)            (41,741)
          Increase in accrued interest income and other assets                       (129,500)            (42,141)
          Increase (decrease) in accrued interest on deposits and other
           liabilities                                                               (143,049)             88,535
                                                                                 ------------        ------------
                   NET CASH PROVIDED BY OPERATING ACTIVITIES                          134,803             216,971

 INVESTING ACTIVITIES
          Proceeds from maturities of investment securities available for sale        500,000           1,030,000
          Purchases of investment securities available for sale                    (3,656,680)         (1,250,000)
          Net increase in portfolio loans                                         (10,166,806)         (9,434,680)
          Purchases of premises and equipment                                         (13,543)            (13,112)
                                                                                 ------------        ------------
                   NET CASH USED BY INVESTING ACTIVITIES                          (13,337,029)         (9,667,792)

 FINANCING ACTIVITIES
          Net increase (decrease) in demand deposits, NOW accounts
            and savings accounts                                                  (11,895,883)          8,242,133
          Net increase in certificates of deposit                                  18,405,857           7,929,378
          Supplemental capital infusions from majority stockholder                    257,000           1,155,000
                                                                                 ------------        ------------
                   NET CASH PROVIDED BY FINANCING ACTIVITIES                        6,766,974          17,326,511
                                                                                 ------------        ------------
                   INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (6,435,252)          7,875,690
 Cash and cash equivalents at beginning of period                                  29,955,203          15,871,632
                                                                                 ------------        ------------
                   CASH AND CASH EQUIVALENTS AT END OF PERIOD                    $ 23,519,951        $ 23,747,322
                                                                                 ============        ============

See notes to interim financial statements.

                NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)
                              MACOMB COMMUNITY BANK


Note A--Basis of Presentation

         The accompanying condensed financial statements of Macomb Community Bank have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

         The statements do, however, include all adjustments of a normal recurring nature which Macomb considers necessary for a fair presentation of the interim periods.

         The results of operations for the six-month period ended June 30, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.

Note B--Implementation of New Accounting Standard

         AICPA Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, requires start-up, preopening and organizational costs to be charged to expense when incurred. The initial application of this statement, which became effective January 1, 1999, also requires the write-off of any such costs previously capitalized. Implementation of this new statement had no effect on the 1999 financial statements of Macomb Community Bank.

Note C--Prospective Impact of New Accounting Standards Not Yet Adopted

         FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires all derivatives to be recognized in financial statements and to be measured at fair value. Gains and losses resulting from changes in fair value would be included in income or in comprehensive income, depending on whether the instrument qualifies for hedge accounting and the type of hedging instrument involved. This new standard will become effective in 2001 and, because Macomb Community Bank has not typically entered into derivative contracts either to hedge existing risks or for speculative purposes, is not expected to have a material effect on its financial statements.

         A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to Macomb Community Bank's financial statements.

                              MACOMB COMMUNITY BANK

                                     ------

                              FINANCIAL STATEMENTS

                 PERIODS ENDED DECEMBER 31, 1998, 1997 AND 1996

                         INDEPENDENT ACCOUNTANTS' REPORT


Board of Directors and Stockholders
Macomb Community Bank

We have audited the accompanying balance sheets of Macomb Community Bank as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Macomb Community Bank at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

We have reviewed the accompanying statements of operations, changes in stockholders' equity and cash flows of Macomb Community Bank for the period from September 18, 1996 (date of inception) to December 31, 1996, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Macomb Community Bank.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the 1996 financial statements referred to above in order for them to be in conformity with generally accepted accounting principles.

/s/ BDO Seidman, LLP

January 29, 1999

BALANCE SHEETS

MACOMB COMMUNITY BANK


                                                                                    December 31
                                                                       ------------------------------------
                                                                            1998                1997
                                                                       ----------------    ----------------
ASSETS
Cash and due from banks                                                $   4,503,806       $  2,843,598
Interest-bearing deposits with banks                                      18,601,397          2,528,034
Federal funds sold                                                         6,850,000         10,500,000
                                                                       -------------       ------------
                  Cash and cash equivalents                               29,955,203         15,871,632
Investment securities
         Available for sale, carried at market value--Note B               4,969,371          4,916,159
         Held for long-term investment, carried at amortized
          cost which approximates market value                               175,400
                                                                       -------------       ------------
                  Total investment securities                              5,144,771          4,916,159
Portfolio loans--Note C:
         Commercial                                                       32,612,991         15,522,049
         Real estate mortgage                                              6,602,310          3,304,968
         Installment                                                       1,210,576            718,656
                                                                       -------------       ------------
                  Total portfolio loans                                   40,425,877         19,545,673
         Less allowance for loan losses                                     (405,000)          (196,000)
                                                                       -------------       ------------
                  Net portfolio loans                                     40,020,877         19,349,673
Premises and equipment--Note D                                               509,014            565,486
Accrued interest income                                                      295,453            184,297
Other assets                                                                 119,127            122,861
                                                                       -------------       ------------

                  TOTAL ASSETS                                         $  76,044,445       $ 41,010,108
                                                                       =============       ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
         Noninterest-bearing                                           $   9,392,333       $  8,023,562
         Interest-bearing--Note G                                         59,963,656         29,203,866
                                                                       -------------       ------------
                  Total deposits                                          69,355,989         37,227,428
Accrued interest on deposits and other liabilities                           582,463            266,810
                                                                       -------------       ------------
                  Total liabilities                                       69,938,452         37,494,238

STOCKHOLDERS' EQUITY--Note K:
Common stock, $10.64 par value,
         400,000 shares authorized;
         issued and outstanding:
         278,746 shares                                                    2,965,857          2,965,857
Surplus                                                                    3,000,148            742,148
Retained-earnings (deficit)                                                  119,467           (203,695)
Market value adjustment (net of tax effect) for
  investment securities available for sale (accumulated other
  comprehensive income)                                                       20,521             11,560
                                                                       -------------       ------------
                  Total stockholders' equity                               6,105,993          3,515,870
                                                                       -------------       ------------
                  TOTAL LIABILITIES AND
                  STOCKHOLDERS' EQUITY                                 $  76,044,445       $ 41,010,108
                                                                       =============       ============

See notes to financial statements.

STATEMENTS OF OPERATIONS

MACOMB COMMUNITY BANK


                                                                                                                   Period Ended
                                                                                  Year Ended December 31            December 31
                                                                         ------------------------------------
                                                                              1998                1997                 1996
                                                                         ---------------     ----------------    ---------------
Interest income:
         Portfolio loans (including fees)                                $     2,860,288     $      1,294,354    $       112,339
         Taxable investment securities                                           283,140              154,284              5,241
         Federal funds sold                                                      721,960              525,059             57,962
         Interest-bearing deposits with banks and other                          348,225               62,228                555
                                                                         ---------------     ----------------    ---------------
                  Total interest income                                        4,213,613            2,035,925            176,097

Interest expense:
         Demand deposits                                                         366,791               85,621             13,355
         Savings deposits                                                         16,925                6,341                460
         Time deposits                                                         2,032,566              988,978             38,594
         Other                                                                                                             4,443
                                                                         ---------------     ----------------    ---------------
                  Total interest expense                                       2,416,282            1,080,940             56,852
                                                                         ---------------     ----------------    ---------------
                  Net interest income                                          1,797,331              954,985            119,245
Provision for loan losses--Note C                                                208,600              140,464             59,000
                                                                         ---------------     ----------------    ---------------
                  Net interest income after
                   provision for loan losses                                   1,588,731              814,521             60,245

Noninterest income:
         Service charges on deposit accounts                                      44,939               29,649                433
         Fees from origination of non-portfolio residential mortgage
          loans                                                                   61,915
         Other                                                                    17,344               10,145              1,370
                                                                         ---------------     ----------------    ---------------
                  Total noninterest income                                       124,198               39,794              1,803

Noninterest expense:
         Salaries and employee benefits                                          565,256              413,216            117,377
         Occupancy                                                               155,619              146,542             38,627
         Equipment rent, depreciation and maintenance                             52,353               39,376              8,833
         Deposit insurance premiums                                                3,903                1,816
         Other                                                                   445,636              378,835             79,436
                                                                         ---------------     ----------------    ---------------
                  Total noninterest expense                                    1,222,767              979,785            244,273
                                                                         ---------------     ----------------    ---------------
                  Income (loss) before federal income taxes                      490,162             (125,470)          (182,225)
Federal income tax (benefit)--Note E                                             167,000              (42,000)           (62,000)
                                                                         ---------------     ----------------    ---------------
                  NET INCOME (LOSS)                                      $       323,162     $        (83,470)   $      (120,225)
                                                                         ===============     ================    ===============
                  NET INCOME (LOSS) PER SHARE                            $          1.16     $           (.30)   $          (.43)
                                                                         ===============     =================   ===============

See report of independent accountants and notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

MACOMB COMMUNITY BANK



                                                                                                         Accumulated
                                                                                         Retained-          Other
                                                           Common                         Earnings      Comprehensive
                                                            Stock         Surplus        (Deficit)          Income           Total
                                                           ------         -------        ---------          ------           -----
Balances at September 1, 1996, beginning of period
                                                       $        0     $         0       $        0      $        0     $         0
Issuance of 278,746 shares of common stock in
    conjunction with formation of Bank                  2,965,857         742,148                                        3,708,005
Components of comprehensive income (loss):
  Net loss for the 1996 period                                                            (120,225)                       (120,225)
  Market value adjustment (net of tax effect) for
   investment securities available for sale                                                                   (591)           (591)
     Total comprehensive income (loss) for                                                                             -----------
      1996 period                                                                                                         (120,816)
                                                      -----------     -----------       ----------      ----------     -----------

   BALANCES AT DECEMBER 31, 1996                        2,965,857         742,148         (120,225)           (591)      3,587,189


Components of comprehensive income (loss):
  Net loss for 1997                                                                        (83,470)                        (83,470)
  Market value adjustment (net of tax effect) for
   investment securities available for sale                                                                 12,151          12,151
                                                                                                                       -----------
     Total comprehensive income (loss) for 1997                                                                            (71,319)
                                                      -----------     -----------       ----------      ----------     -----------
   BALANCES AT DECEMBER 31, 1997                        2,965,857         742,148         (203,695)         11,560       3,515,870



Supplemental capital infusions from Capitol
    Bancorp Ltd.                                                        2,258,000                                        2,258,000
Components of comprehensive income:
  Net income for 1998                                                                      323,162                         323,162
  Market value adjustment (net of tax effect) for
   investment securities available for sale                                                                  8,961           8,961
                                                                                                                       -----------
     Total comprehensive income for 1998                                                                                   332,123
                                                      -----------     -----------       ----------      ----------     -----------
   BALANCES AT DECEMBER 31, 1998                      $ 2,965,857     $ 3,000,148       $  119,467      $   20,521     $ 6,105,993
                                                      ===========     ===========       ==========      ==========     ===========




See report of independent accountants and notes to financial statements.

STATEMENTS OF CASH FLOWS

MACOMB COMMUNITY BANK

                                                                                   Year Ended December 31           Period Ended
                                                                             ------------------------------------   December 31
                                                                                   1998               1997              1996
                                                                             -----------------  ----------------- -----------------
 OPERATING ACTIVITIES
      Net income (loss) for the period                                        $     323,162      $      (83,470)   $    (120,225)
      Adjustments to reconcile net income (loss) to net
        cash provided (used) by operating activities:
          Provision for loan losses                                                 208,600             140,464           59,000
          Depreciation of premises and equipment                                     77,789              74,329           17,776
          Net accretion of investment security discounts                            (69,635)            (57,215)          (4,932)
          Deferred income taxes                                                     (65,000)            (42,000)         (62,000)
      Increase in accrued interest income and other assets                          (47,038)           (158,035)         (94,078)
      Increase in accrued interest on deposits and other liabilities                315,653             218,219           91,591
                                                                              -------------      --------------    -------------
               NET CASH PROVIDED (USED) BY OPERATING
               ACTIVITIES                                                           743,531              92,292         (112,868)

INVESTING ACTIVITIES
      Proceeds from maturities of investment securities available for sale        2,780,000             500,000
      Purchases of investment securities available for sale                      (2,925,400)         (4,363,702)        (972,795)
      Net increase in portfolio loans                                           (20,879,804)        (13,727,634)      (5,821,503)
      Purchases of premises and equipment                                           (21,317)            (24,657)        (632,934)
                                                                              -------------      --------------    -------------
               NET CASH USED BY INVESTING ACTIVITIES                            (21,046,521)        (17,615,993)      (7,427,232)


 FINANCING ACTIVITIES
      Net increase in demand deposits, NOW accounts
        and savings accounts                                                     16,542,845           3,725,660        7,570,590
      Net increase in certificates of deposit                                    15,585,716          22,014,693        3,916,485
      Net proceeds from issuance of common stock                                                                       3,708,005
      Supplemental capital infusions from majority stockholder                    2,258,000
                                                                              -------------      --------------    -------------
               NET CASH PROVIDED BY FINANCING ACTIVITIES                         34,386,561          25,740,353       15,195,080
                                                                              -------------      --------------    -------------
               INCREASE IN CASH AND CASH EQUIVALENTS                             14,083,571           8,216,652        7,654,980
 Cash and cash equivalents at beginning of period                                15,871,632           7,654,980              -0-
                                                                              -------------      --------------    -------------

               CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $  29,955,203      $   15,871,632    $   7,654,980
                                                                              =============      ==============    =============



See report of independent accountants and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MACOMB COMMUNITY BANK

DECEMBER 31, 1998


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation: Macomb Community Bank (the "Bank") is a full-service commercial bank located in Clinton Township, Michigan. The Bank commenced operations in September 1996. The Bank is 51% owned by Capitol Bancorp Ltd., a bank holding company headquartered in Lansing, Michigan.

The Bank provides a full range of banking services to individuals, businesses and other customers located in its community. A variety of deposit products are offered, including checking, savings, money market, individual retirement accounts and certificates of deposit. The principal market for the Bank's financial services is the community in which it is located and the areas immediately surrounding that community.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds transactions are entered into for a one-day period.

Investment Securities: Investment securities available for sale are carried at market value with unrealized gains and losses reported as a separate component of stockholders' equity, net of tax effect. All other investment securities are classified as held for long-term investment and are carried at amortized cost which approximates market value (see Note B). Investments are classified at the date of purchase based on management's analysis of liquidity and other factors. The adjusted cost of specific securities sold is used to compute realized gains or losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans, Credit Risk and Allowance for Loan Losses: Portfolio loans are carried at their principal balance based on management's intent and ability to hold such loans for the foreseeable future until maturity or repayment.

Credit risk arises from making loans and loan commitments in the ordinary course of business. Substantially all portfolio loans are made to borrowers in the Bank's geographic area. Consistent with the Bank's emphasis on business lending, there are concentrations of credit in loans secured by commercial real estate, equipment and other business assets. The maximum potential credit risk to the Bank, without regard to underlying collateral and guarantees, is the total of loans and loan commitments outstanding. Management reduces the Bank's exposure to losses from credit risk by requiring collateral and/or guarantees for loans granted and by monitoring concentrations of credit, in addition to recording provisions for loan losses and maintaining an allowance for loan losses.




See report of independent accountants.

MACOMB COMMUNITY BANK

DECEMBER 31, 1998


NOTE A--SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the portfolio at the balance sheet date. Management's determination of the adequacy of the allowance is based on evaluation of the portfolio (including potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, volume, amount and composition of the loan portfolio, loan commitments outstanding and other factors. The allowance is increased by provisions charged to operations and reduced by net charge-offs.

Interest and Fees on Loans: Interest income on loans is recognized based upon the principal balance of loans outstanding. Fees from origination of loans approximate related costs incurred.

The accrual of interest is generally discontinued when a loan becomes 90 days past due as to interest. When interest accruals are discontinued, interest previously accrued (but unpaid) is reversed. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest and the loan is in process of collection.

Premises and Equipment: Premises and equipment are stated on the basis of cost. Depreciation is computed principally by the straight-line method based upon estimated useful lives of the respective assets. Leasehold improvements are generally depreciated over the respective lease term.

Other Real Estate: Other real estate comprises properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties held for sale are carried at the lower of cost or estimated fair value at the date acquired and are periodically reviewed for subsequent impairment.

Trust Assets and Related Income: Customer property, other than funds on deposit, held in a fiduciary or agency capacity by the Bank is not included in the balance sheet because such property is not an asset of the Bank. Trust fee income is recorded on the accrual method.

Federal Income Taxes: Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

Net Income (Loss) Per Share: Net income (loss) per share is based on the weighted average number of common shares outstanding (278,746 for all periods presented).






See report of independent accountants.

MACOMB COMMUNITY BANK

DECEMBER 31, 1998


NOTE A--SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Comprehensive Income: "Comprehensive income", as that term is defined in FASB Statement No. 130, is the sum of net income and certain other items which are charged or credited to stockholders' equity. For the periods presented, the Bank's only element of comprehensive income other than net income was the net change in the market value adjustment for investment securities available for sale. Accordingly, the elements and total of comprehensive income are shown within the statement of changes in stockholders' equity presented herein. Implementation of this new accounting standard in 1998 had no impact on the Bank's financial position or results of operations.

NOTE B--INVESTMENT SECURITIES

Investment securities consisted of the following at December 31:

                                                       1998                                   1997
                                         ----------------------------------     ----------------------------------
                                                              Estimated                              Estimated
                                           Amortized            Market            Amortized            Market
                                              Cost              Value                Cost              Value
                                         ---------------    ---------------     ---------------    ---------------
Available for sale:
   United States Treasury securities     $   2,438,279      $   2,467,498       $   3,398,645      $   3,415,535
   United States government agency
    securities                               2,000,000          2,001,873           1,000,000          1,000,624
   States and political subdivisions           500,000            500,000             500,000            500,000
                                         -------------      -------------       -------------      -------------
                                             4,938,279          4,969,371           4,898,645          4,916,159
                                         -------------      -------------       -------------      -------------
Held for long-term investment--
   Federal Home Loan Bank stock                175,400            175,400
                                         -------------      -------------       -------------      -------------
                                         $   5,113,679      $   5,144,771       $   4,898,645      $   4,916,159
                                         =============      =============       =============      =============


At December 31, 1998, no securities were pledged to secure public and trust deposits and for other purposes as required by law.

Gross unrealized gains and losses of investment securities available for sale were as follows at December 31:

                                                       1998                                   1997
                                         ----------------------------------     ----------------------------------
                                             Gains              Losses              Gains              Losses
                                         ---------------    ---------------     ---------------    ---------------
United States Treasury securities          $    29,219                            $    16,890       $

United States government agency
  securities                                     3,749      $        1,876                624
                                         -------------      --------------      -------------      -------------
                                           $    32,968      $        1,876        $    17,514       $        -0-
                                         =============      ==============      =============      =============

There were no gross realized gains and losses from sales and maturities of investment securities available for sale during the periods ended December 31, 1998 and 1997.

See report of independent accountants.

MACOMB COMMUNITY BANK

DECEMBER 31, 1998


NOTE B--INVESTMENT SECURITIES--CONTINUED

Scheduled maturities of investment securities available for sale as of December 31, 1998 were as follows:

                                                                                            Estimated
                                                                      Amortized              Market
                                                                         Cost                 Value
                                                                   -----------------     ----------------
           Due in one year or less                                  $    1,982,807        $    1,995,467
           After one year, through five years                            2,455,472             2,473,904
           After five years                                                675,400               675,400
                                                                    --------------        --------------

                                                                    $    5,113,679        $    5,144,771
                                                                    ==============        ==============

NOTE C--LOANS

Transactions in the allowance for loan losses are summarized below:

                                                    1998                 1997                 1996
                                              -----------------   ------------------     ----------------
Balance at beginning of period                $        196,000      $     59,000          $          -0-
Provision charged to operations                        208,600           140,464                  59,000
Loans charged off (deduction)                               --            (3,464)                     --
Recoveries                                                 400                --                      --
                                              ----------------      ------------          --------------

                                              $        405,000      $    196,000          $       59,000
                                              ================      ============          ==============

At December 31, 1998 and 1997, impaired loans (i.e., loans for which there is a reasonable probability that borrowers would be unable to repay all principal and interest due under the contractual terms of the loan documents) were not material.

NOTE D--PREMISES AND EQUIPMENT

Major classes of premises and equipment consisted of the following at December
31:

                                                                          1998                 1997
                                                                   -----------------     ----------------
           Leasehold improvements                                    $     501,184         $   500,283
           Equipment and furniture                                         177,724             157,308
                                                                     -------------         -----------
                                                                           678,908             657,591
           Less accumulated depreciation                                  (169,894)            (92,105)
                                                                     -------------         -----------

                                                                     $     509,014         $   565,486
                                                                     =============         ===========


See report of independent accountants.

MACOMB COMMUNITY BANK

DECEMBER 31, 1998


NOTE D--PREMISES AND EQUIPMENT--CONTINUED

The Bank rents office space under an operating lease. Rent expense under this lease agreement approximated $94,000, $85,000 and $23,000 for the periods ended December 31, 1998, 1997 and 1996, respectively. Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998 aggregate $225,000 due as follows:
$102,000 in 1999, $105,000 in 2000 and $18,000 in 2001.

NOTE E--INCOME TAXES

Federal income taxes (benefit) consist of the following components:

                                                              1998                  1997                 1996
                                                         ----------------     -----------------    -----------------
Current                                                   $     232,000         $       -0-          $          -0-
Deferred                                                        (65,000)            (42,000)                (62,000)
                                                          -------------         -----------          --------------
                                                          $     167,000         $   (42,000)         $      (62,000)
                                                          ==============        ===========          ==============

No federal income taxes were paid during the periods presented.

Net deferred income tax assets consisted of the following at December 31:

                                                              1998                  1997                 1996
                                                         ----------------     -----------------    -----------------
Net operating loss carryforward                                                $      38,000        $       43,000
Allowance for loan losses                                 $     108,000               66,000                20,000
Net accretion of investment security discounts                  (26,000)             (11,000)
Market value adjustment for investment securities
 available for sale                                             (11,000)              (6,000)
Other, net                                                       10,000               11,000                (1,000)
                                                          -------------        -------------        --------------

Net deferred tax assets                                   $      81,000        $      98,000        $       98,000
                                                          =============        =============        ==============

NOTE F--RELATED PARTIES TRANSACTIONS

In the ordinary course of business, the Bank makes loans to officers and directors of the Bank including their immediate families and companies in which they are principal owners. At December 31, 1998 and 1997, total loans to these persons approximated $4,471,000 and $2,408,000, respectively. During 1998, $6,135,000 of new loans were made to these persons and repayments totaled $4,072,000. Such loans are made at the Bank's normal credit terms.





See report of independent accountants.

MACOMB COMMUNITY BANK

DECEMBER 31, 1998


NOTE F--RELATED PARTIES TRANSACTIONS--CONTINUED

Such officers and directors of the Bank (and their associates, family and/or affiliates) are also depositors of the Bank. Such deposits are similarly made at the Bank's normal terms as to interest rate, term and deposit insurance.

The Bank purchases certain data processing and management services from Capitol Bancorp Ltd. Amounts paid for such services aggregated $279,000, $270,000 and $45,000 for the periods ended December 31, 1998, 1997 and 1996, respectively.

NOTE G--DEPOSITS

The aggregate amount of time deposits of $100,000 or more approximated $35,402,000 and $22,915,000 as of December 31, 1998 and 1997, respectively.

At December 31, 1998, the scheduled maturities of time deposits of $100,000 or more were as follows:

                           1999                          $    35,297,252
                           2000                                       --
                           2001                                  104,748
                                                         ---------------

                               Total                     $    35,402,000
                                                         ===============


Interest paid approximates amounts charged to operations on an accrual basis for the periods presented.

NOTE H--EMPLOYEE BENEFIT PLANS

Subject to eligibility requirements, the Bank's employees participate in the employee benefit plans of Capitol Bancorp Ltd. Amounts charged to expense by the Bank for these defined contribution plans approximated $22,900 and $4,300 in 1998 and 1997, respectively (none in 1996).






See report of independent accountants.

MACOMB COMMUNITY BANK

DECEMBER 31, 1998


NOTE I--ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying values and estimated fair values of financial instruments at December 31 were as follows (in thousands):

                                                               1998                               1997
                                                  -------------------------------    -------------------------------
                                                                    Estimated                         Estimated
                                                    Carrying           Fair           Carrying           Fair
                                                     Value            Value            Value            Value
                                                  -------------    -------------    -------------    -------------
Financial Assets:
   Cash and cash equivalents                       $  29,955        $  29,955         $  15,872        $  15,872
   Investment securities:
     Available for sale                                4,969            4,969             4,916            4,916
     Held for long-term investment                       176              176                --               --
                                                   ---------        ---------         ---------        ---------
       Total investment securities                     5,145            5,145             4,916            4,916
   Portfolio loans:
     Fixed rate                                       23,328           23,340            11,534           11,550
     Variable rate                                    17,098           17,093             8,012            7,949
                                                   ---------        ---------         ---------        ---------
       Total portfolio loans                          40,426           40,433            19,546           19,499
     Less allowance for loan losses                     (405)            (405)             (196)            (196)
                                                   ---------        ---------         ---------        ---------
       Net portfolio loans                            40,021           40,028            19,350           19,303

Financial Liabilities:
   Deposits:
     Noninterest-bearing deposits                      9,392            9,392             8,023            8,023
     Interest-bearing deposits
       Demand accounts                                18,447           18,666             3,273            3,283
       Time certificates of deposit less
        than $100,000                                  6,115            6,047             3,016            2,952
       Time certificates of deposit
        $100,000 or more                              35,402           35,500            22,915           22,954
                                                   ---------        ---------         ---------        ---------
         Total interest-bearing deposits              59,964           60,213            29,204           29,189
                                                   ---------        ---------         ---------        ---------
         Total deposits                               69,356           69,605            37,227           37,212


Estimated fair values of financial assets and liabilities are based upon a comparison of current interest rates on financial instruments and the timing of related scheduled cash flows to the estimated present value of such cash flows using current estimated market rates of interest unless quoted market values or other fair value information is more readily available. Such estimates of fair value are not intended to represent market value or portfolio liquidation value, and only represent an estimate of fair values based on current financial reporting requirements.




See report of independent accountants.

MACOMB COMMUNITY BANK

DECEMBER 31, 1998


NOTE J--COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various loan commitments are made to accommodate the financial needs of Bank customers. Such loan commitments include stand-by letters of credit, lines of credit, and various commitments for other commercial, consumer and mortgage loans. Stand-by letters of credit, when issued, commit the Bank to make payments on behalf of customers when certain specified future events occur and are used infrequently ($231,000 and $475,000 outstanding at December 31, 1998 and 1997, respectively). Other loan commitments outstanding consist of unused lines of credit and approved, but unfunded, specific loan commitments ($6,558,000 and $4,948,000 at December 31, 1998 and 1997, respectively).

These loan commitments (stand-by letters of credit and unfunded loans) generally expire within one year and are reviewed periodically for continuance or renewal. All loan commitments have credit risk essentially the same as that involved in routinely making loans to customers and are made subject to the Bank's normal credit policies. In making these loan commitments, collateral and/or personal guarantees of the borrowers are generally obtained based on management's credit assessment. Such loan commitments are also included in management's evaluation of the adequacy of the allowance for loan losses.

NOTE K--CAPITAL REQUIREMENTS

The Bank is subject to certain capital requirements. Federal financial institution regulatory agencies have established certain risk-based capital guidelines for banks. Those guidelines require all banks to maintain certain minimum ratios and related amounts based on `Tier I' and `Tier II' capital and `risk-weighted assets' as defined and periodically prescribed by the respective regulatory agencies. Failure to meet these capital requirements can result in severe regulatory enforcement action or other adverse consequences for a depository institution, and, accordingly, could have a material impact on the Bank's financial statements.

Under the regulatory capital adequacy guidelines and related framework for prompt corrective action, the specific capital requirements involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulatory agencies about components, risk weighting and other factors.

As of December 31, 1998, the most recent notification received by the Bank from regulatory agencies has advised that the Bank is classified as "well-capitalized" as that term is defined by the applicable agencies. There are no conditions or events since those notifications that management believes would change the regulatory classification of the Bank.

Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.


See report of independent accountants.

MACOMB COMMUNITY BANK

DECEMBER 31, 1998


NOTE K--CAPITAL REQUIREMENTS--CONTINUED

The Bank's various amounts of regulatory capital and related ratios as of December 31, 1998 and 1997 are summarized below (amounts in thousands):


                                                                   1998                 1997
                                                               -------------        ------------
Total capital to total assets:
     Actual amount                                                $ 6,106              $ 3,412
         Ratio                                                       8.00%                8.34%
     Minimum required amount (8%)                              >  $ 6,084           >  $ 3,272
                                                               -                    -

Tier I capital to risk-weighted assets:
     Actual amount                                                $ 6,085              $ 3,400
         Ratio                                                      13.63%               15.66%
     Minimum required amount (4%)                              >  $ 1,786           >  $   869
                                                               -                    -

Combined Tier I and Tier II capital to risk weighted assets:
     Actual amount                                                $ 6,490              $ 3,596
         Ratio                                                      14.53%               16.56%
     Minimum required amount (8%)                              >  $ 3,573           >  $ 1,737
     Amount required to meet "Well-Capitalized" category       -                    -
       (10%)                                                      $ 4,466              $ 2,172


As a condition of charter approval, the Bank is required to maintain a ratio of Tier I capital to total assets of not less than 8% and an allowance for loan losses of not less than 1% of portfolio loans for the first three years of operations.









See report of independent accountants.

                                     ANNEX E


         FINANCIAL AND OTHER INFORMATION REGARDING CAPITOL BANCORP LTD.

     -   Report on Form 10-Q for period ended June 30, 1999*
     -   Report on Form 10-Q for period ended March 31, 1999*
     -   Annual report to shareholders for year ended December 31, 1998*
     -   Annual report on Form 10-K for year ended December 31, 1998*
     - Proxy statement for Capitol's Annual Meeting of Shareholders held on May 4, 1999*


*Incorporated herein by reference solely for purposes of SEC filing of registration statement. For distribution of proxy/prospectus these items will be delivered therewith.

                                     PART II


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Sections 561-571 of the Michigan Business Corporation Act, as amended (the "MBCA"), grant the Registrant broad powers to indemnify any person in connection with legal proceedings brought against him by reason of his present or past status as an officer or director of the Registrant, provided that the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The MBCA also gives the Registrant broad powers to indemnify any such person against expenses and reasonable settlement payments in connection with any action by or in the right of the Registrant, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification may be made if such person is adjudged to be liable to the Registrant unless and only to the extent the court in which such action was brought determines upon application that, despite such adjudication, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for reasonable expenses as the court deems proper. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the Registrant is required by the MBCA to indemnify him against expenses, including attorneys' fees, that are actually and reasonably incurred by him in connection therewith.

         The Registrant's Articles of Incorporation contain provisions entitling directors and executive officers of the Registrant to indemnification against certain liabilities and expenses to the full extent permitted by Michigan law.

         Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.


ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)      Exhibits.

                  Reference is made to the Exhibit Index at Page II-7 of the Registration Statement.

         (b) Financial Statement Schedules included in the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 is incorporated herein by reference.

                  All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto that are incorporated herein by reference.


ITEM 22.  UNDERTAKINGS.

         (A)  The undersigned Registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or) the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs
                         (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
                         Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (B) The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (C)  The undersigned Registrant hereby undertakes:

              (1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

              (2)  That every prospectus (i) that is filed pursuant to paragraph
                   (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (D) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (E)  The undersigned Registrant hereby undertakes:

              (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

              (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lansing, Michigan on August 31, 1999.

                                      CAPITOL BANCORP LTD.



                                      By:  /s/   JOSEPH D. REID
                                           -------------------------------------
                                           JOSEPH D. REID
                                           Chairman of the Board
                                           President and Chief Executive Officer





                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph D. Reid, Robert C. Carr, David O'Leary and Lee W. Hendrickson and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 31, 1999.

Signature                                  Title
---------                                  -----


/s/   JOSEPH D. REID                       Chairman of the Board, President
--------------------------------           and Chief Executive Officer,
JOSEPH D. REID                             Director (Principal Executive
                                           Officer)

/s/   LEE W. HENDRICKSON                   Chief Financial Officer (Principal
--------------------------------           Financial and Accounting Officer)
LEE W. HENDRICKSON


/s/   ROBERT C. CARR                       Executive Vice President, Treasurer,
--------------------------------           Director
ROBERT C. CARR


/s/   DAVID O'LEARY                        Secretary, Director
--------------------------------
DAVID O'LEARY


/s/   LOUIS G. ALLEN                       Director
--------------------------------
LOUIS G. ALLEN


/s/   PAUL R. BALLARD                      Director
--------------------------------
PAUL R. BALLARD


/s/   DAVID L. BECKER                      Director
--------------------------------
DAVID L. BECKER


/s/   DOUGLAS E. CRIST                     Director
--------------------------------
DOUGLAS E. CRIST


--------------------------------           Director
JAMES C. EPOLITO


/s/   GARY A. FALKENBERG                   Director
--------------------------------
GARY A. FALKENBERG

Signature                                  Title
---------                                  -----


--------------------------------           Director
JOEL I. FERGUSON


/s/   KATHLEEN A. GASKIN                   Director
--------------------------------
KATHLEEN A. GASKIN


/s/   H. NICHOLAS GENOVA                   Director
--------------------------------
H. NICHOLAS GENOVA


--------------------------------           Director
L. DOUGLAS JOHNS


--------------------------------           Director
MICHAEL L. KASTEN


/s/   LEONARD MAAS                         Director
--------------------------------
LEONARD MAAS


/s/   LYLE W. MILLER                       Director
--------------------------------
LYLE W. MILLER

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

2.1               Plan of Share Exchange (included in the Proxy Statement/Prospectus as Annex A).

5                 Opinion of Strobl Cunningham Caretti & Sharp, P.C. as to the validity of the shares.*

8                 Tax Opinion of Strobl Cunningham Caretti & Sharp, P.C. (included in the Proxy Statement/Prospectus as Annex C).

23.1a and b       Consent of BDO Seidman, LLP.

23.2              Consent of Strobl Cunningham Caretti & Sharp, P.C. (included in Exhibit 5).

23.3              Consent of Strobl Cunningham Caretti & Sharp, P.C. (included in Exhibit 8).

23.4              Consent of JMP Financial, Inc.*

24                Power of Attorney (included on the signature page of this Registration Statement).

99                Form of proxy for the Special Meeting of Shareholders of Macomb Community Bank.


---------------------
* To be filed by amendment